

Entity Profile Information

Viewed on March 25, 2022

NFA ID 0229152 JPMORGAN CHASE BANK NATIONAL ASSOCIATION

Current Status Information

Branch ID	Status	Effective Date
	ALSO SEE NFA ID 0357368	
	NFA MEMBER APPROVED	04/04/2013
	SWAP DEALER PROVISIONALLY REGISTERED	12/31/2012

Status History Information

Status	Effective Date
ALSO SEE NFA ID 0357368	
NFA MEMBER APPROVED	04/04/2013
SWAP DEALER PROVISIONALLY REGISTERED	12/31/2012
NFA MEMBER PENDING	12/12/2012
SWAP DEALER PENDING	12/12/2012
NFA ID 0260886 **CHASE ALTERNATIVE ASSET MANAGEMENT INC**	
PRINCIPAL WITHDRAWN	02/24/1998
PRINCIPAL APPROVED	02/07/1995
PRINCIPAL PENDING	12/13/1994
NFA ID 0229808 **CHASE FUTURES ADVISORS INC**	
PRINCIPAL WITHDRAWN	05/23/1996
PRINCIPAL APPROVED	05/03/1991
PRINCIPAL PENDING	04/04/1991
NFA ID 0231533 **CHASE FUTURES CORPORATION**	
PRINCIPAL WITHDRAWN	02/08/1995
PRINCIPAL APPROVED	09/11/1990

PRINCIPAL PENDING   07/30/1990

NFA ID 0229074 **CHASE FUTURES MANAGEMENT INC**

PRINCIPAL WITHDRAWN   05/23/1996

PRINCIPAL APPROVED   04/09/1990

PRINCIPAL PENDING   03/20/1990

NFA ID 0090368 **CHASE MANHATTAN FUTURES CORP**

PRINCIPAL WITHDRAWN   07/12/1996

PRINCIPAL APPROVED   03/09/1995

PRINCIPAL PENDING   02/06/1995

NFA ID 0255200 **CHASE MANHATTAN GLOBAL TRADING STRAT INC**

PRINCIPAL WITHDRAWN   08/02/1996

PRINCIPAL APPROVED   05/19/1994

PRINCIPAL PENDING   03/16/1994

NFA ID 0229386 **JP MORGAN ALTERNATIVE ASSET MGMT INC**

PRINCIPAL WITHDRAWN   04/14/2011

PRINCIPAL APPROVED   05/10/1990

PRINCIPAL PENDING   04/02/1990

NFA ID 0281471 **JP MORGAN FLEMING ASSET MGMT USA INC**

PRINCIPAL WITHDRAWN   12/23/2003

PRINCIPAL APPROVED   11/13/1997

PRINCIPAL PENDING   08/26/1997

NFA ID 0281473 **JPMORGAN ASSET MANAGEMENT LONDON LIMITED**

PRINCIPAL WITHDRAWN   10/09/2003

PRINCIPAL WITHDRAWN   10/09/2003

PRINCIPAL ENDED WITH JP MORGAN INTERNATIONAL INC   10/23/2001

PRINCIPAL APPROVED   11/13/1997

PRINCIPAL COMPLETE WITH JP MORGAN INTERNATIONAL INC   11/13/1997

PRINCIPAL ADDED WITH JP MORGAN INTERNATIONAL INC   08/26/1997

PRINCIPAL PENDING   08/26/1997

NFA ID 0391052 **JPMORGAN CHASE FUTURES ADVISORY INC**

PRINCIPAL WITHDRAWN   09/04/2009

PRINCIPAL APPROVED   10/31/2007

Outstanding Requirements

Annual Due Date: 5/1/2022

4S SUBMISSIONS IN REVIEW

ANNUAL MEMBERSHIP DUES REQUIRED FOR 5/1/2022

ANNUAL MEMBERSHIP DUES REQUIRED FOR 8/1/2022

ANNUAL MEMBERSHIP DUES REQUIRED FOR 11/1/2022

ANNUAL MEMBERSHIP DUES REQUIRED FOR 2/1/2023

ANNUAL QUESTIONNAIRE REQUIRED

Disciplined Employee Summary



Business Information

NFA ID 0229152 JPMORGAN CHASE BANK NATIONAL ASSOCIATION

Name	JPMORGAN CHASE BANK NATIONAL ASSOCIATION
Form of Organization	US FEDERALLY CHARTERED BANK
Federal EIN	Not provided

Business Address

Street Address 1	383 MADISON AVENUE
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10179
Country	UNITED STATES
Phone Number	(212) 648-1577
Fax Number	Not provided
Email	Not provided
Website/URL	Not provided
CRD/IARD ID	Not provided
	US FEDERALLY CHARTERED BANK
	F



Other Names

JPMORGAN CHASE BANK
ALIAS



Location of Business Records

NFA ID 0229152 JPMORGAN CHASE BANK NATIONAL ASSOCIATION

Street Address 1	383 MADISON AVENUE
City	NEW YORK
State	NEW YORK
Zip/Postal Code	10179
Country	UNITED STATES

Total Individual Principals: 18

Filter By: Choose a filter... ▾

NFA ID	Name	TItle(s)	10% or More Interest	Status	Effective Date
0453348	BADRICHANI, MARC KARIM	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION	N	APPROVED	06-12-2015
0311151	BAMMANN, LINDA BETH	DIRECTOR	N	APPROVED	12-30-2016
0540345	BARNUM, JEREMY	CHIEF FINANCIAL OFFICER	N	APPROVED	09-10-2021
0555708	BOLER DAVIS, ALICIA	DIRECTOR	N	APPROVED	07-06-2023
0555826	BRISTOW, CHARLES	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION	N	APPROVED	06-12-2023
0501477	BURKE, STEPHEN BARNETT	DIRECTOR	N	APPROVED	12-30-2016
0501338	COMBS, TODD ANTHONY	DIRECTOR	N	APPROVED	12-22-2016
0280946	DIMON, JAMES	DIRECTOR PRESIDENT CHIEF EXECUTIVE OFFICER	N	APPROVED	02-22-2013
0501342	FLYNN, TIMOTHY PATRICK	DIRECTOR	N	APPROVED	12-30-2016
0550847	GORSKY, ALEX	DIRECTOR	N	APPROVED	10-03-2022
0512860	LUCAS, MELLODY HOBSON	DIRECTOR	N	APPROVED	04-27-2018
0501343	NEAL, MICHAEL ALLEN	DIRECTOR	N	APPROVED	12-22-2016
0536926	NOVAKOVIC, PHEBE	DIRECTOR	N	APPROVED	04-23-2021

0452882	PINTO, DANIEL EDUARDO	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION	N	APPROVED	06-12-2015
0258154	ROHRBAUGH, TROY LARRY	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION	N	APPROVED	12-23-2016
0531254	ROMETTY, VIRGINIA MARIA	DIRECTOR	N	APPROVED	06-26-2020
0552432	SANTORO, KRISTA	CHIEF COMPLIANCE OFFICER	N	APPROVED	12-02-2022
0256001	SIPPEL, JASON EDWIN	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION	N	APPROVED	10-05-2016

Holding Company Information

NFA ID	Full Name	10% or More Interest	Status	Effective Date
0180990	JPMORGAN CHASE & CO	Y	APPROVED	01-31-2013



Principal Name and Financial Interest

Viewed on March 25, 2022

NFA ID 0229152 JPMORGAN CHASE BANK NATIONAL ASSOCIATION

Past Firms

Sponsor ID	Sponsor Name	Title(s)	10% or more interest?
0090368	CHASE MANHATTAN FUTURES CORP		Y
0229074	CHASE FUTURES MANAGEMENT INC		Y
0229386	JP MORGAN ALTERNATIVE ASSET MGMT INC		Y
0229808	CHASE FUTURES ADVISORS INC		Y
0231533	CHASE FUTURES CORPORATION		Y
0255200	CHASE MANHATTAN GLOBAL TRADING STRAT INC		Y
0260886	CHASE ALTERNATIVE ASSET MANAGEMENT INC		Y
0281471	JP MORGAN FLEMING ASSET MGMT USA INC		Y
0281473	JPMORGAN ASSET MANAGEMENT LONDON LIMITED		Y
0391052	JPMORGAN CHASE FUTURES ADVISORY INC		Y



NFA

Registration Contact Information

Viewed on March 25, 2022

NFA ID 0229152 JPMORGAN CHASE BANK NATIONAL ASSOCIATION

First Name	HEATHER
Last Name	EMMERT
Title	EXECUTIVE DIRECTOR
Street Address 1	1111 POLARIS PARKWAY
City	COLUMBUS
State (United States only)	OHIO
Zip/Postal Code	43240
Country	UNITED STATES
Phone	6142481726
Email	HEATHER.K.EMMERT@JPMCHASE.COM



Enforcement/Compliance Communication Contact Information

First Name	MICHELLE
Last Name	LEDDY
Street Address 1	245 PARK AVENUE, FLOOR 2
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10167
Country	UNITED STATES
Phone	212-622-0307
Email	MICHELLE.C.LEDDY@JPMCHASE.COM

First Name	JASON
Last Name	ROTH
Title	VICE PRESIDENT
Street Address 1	245 PARK AVENUE, FLOOR 2
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10167
Country	UNITED STATES
Phone	212-648-1557
Email	JASON.A.ROTH@JPMCHASE.COM

First Name	KRISTA
Last Name	SANTORO
Title	EXECUTIVE DIRECTOR
Street Address 1	383 MADISON AVE, FLOOR 07
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10179
Country	UNITED STATES
Phone	212-272-4928
Email	KRISTA.SANTORO@JPMCHASE.COM

First Name	SHRUTI
Last Name	SASIDHARAN
Title	VICE PRESIDENT
Street Address 1	245 PARK AVENUE, FLOOR 2

City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10167
Country	UNITED STATES
Phone	+1-212-648-2920
Email	SHRUTI.SASIDHARAN@JPMORGAN.COM



Membership Information

Indicate the category in which the Member intends to vote on NFA membership matters. SWAP DEALER

U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below? Yes

THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM
THE FEDERAL DEPOSIT INSURANCE CORPORATION
THE OFFICE OF THE COMPTROLLER OF THE CURRENCY



Membership Contact Information

Membership Contact

First Name	HEATHER
Last Name	EMMERT
Title	EXECUTIVE DIRECTOR
Street Address 1	1111 POLARIS PARKWAY
City	COLUMBUS
State (United States only)	OHIO
Zip/Postal Code	43240
Country	UNITED STATES
Phone	6142481726
Email	HEATHER.K.EMMERT@JPMCHASE.COM

Accounting Contact

First Name	JAMES M
Last Name	COLLINS
Title	MANAGING DIRECTOR
Street Address 1	4 METROTECH CENTER, FLOOR 4
City	BROOKLYN
State (United States only)	NEW YORK
Zip/Postal Code	11245
Country	UNITED STATES
Phone	(212) 552-9886
Email	JAMES.M.COLLINS@JPMORGAN.COM

Arbitration Contact

First Name	MARK
Last Name	LENCZOWSKI
Title	MANAGING DIRECTOR
Street Address 1	4 NEW YORK PLAZA, FLOOR 21
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10004
Country	UNITED STATES
Phone	212-648-0321
Email	MARK.LENCZOWSKI@JPMCHASE.COM

Compliance Contact

First Name	KRISTA
Last Name	SANTORO
Title	EXECUTIVE DIRECTOR
Street Address 1	383 MADISON AVENUE
Street Address 2	FLOOR 7
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10179
Country	UNITED STATES
Phone	212-272-4928
Email	KRISTA.SANTORO@JPMCHASE.COM

Chief Compliance Officer Contact

First Name	KRISTA
Last Name	SANTORO
Title	EXECUTIVE DIRECTOR
Street Address 1	383 MADISON AVENUE
Street Address 2	FLOOR 7
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10179
Country	UNITED STATES
Phone	212-272-4928
Email	KRISTA.SANTORO@JPMCHASE.COM

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0229152 JPMORGAN CHASE BANK NATIONAL ASSOCIATION

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: ADMINISTRATIVE STATEMENT OF DISCIPLINARY ACTION, JPMORGAN CHASE BANK, NATIONAL ASSOCIATION, HONG KON

MATTER DETAIL: ON DECEMBER 28, 2018, THE HONG KONG MONETARY AUTHORITY ("HKMA") ISSUED AN ADMINISTRATIVE STATEMENT OF DISCIPLINARY ACTION AGAINST JPMORGAN CHASE BANK, N.A. HONG KONG BRANCH ("JPMCBHK") RELATING TO HISTORICAL CONTRAVENTIONS OF THE ANTI-MONEY LAUNDERING STATUTE ("ACTION"). SPECIFICALLY, THE ACTION FOUND THAT JPMCBHK CONTRAVENED SECTIONS 3(1), 5(1), 12(5), 19(1), 19(2) AND 19(3) OF SCHEDULE 2 OF THE ANTI-MONEY LAUNDERING AND COUNTER-TERRORIST FINANCING ORDINANCE ("AMLO") DURING THE PERIOD FROM APRIL 2012 TO FEBRUARY 2014. THE ACTION ALSO INCLUDED A REPRIMAND OF JPMCBHK IN THE PERIOD FROM APRIL 2012 TO FEBRUARY 2014 IN RESPECT OF ITS CONTRAVENTIONS OF SECTIONS 19(2) AND 19(3) OF SCHEDULE 2 OF THE AMLO BY FAILING TO ESTABLISH AND MAINTAIN EFFECTIVE PROCEDURES 1) FOR IDENTIFYING AND HANDLING WIRE TRANSFERS THAT DID NOT COMPLY WITH SECTION 12(5) OF SCHEDULE 2 OF THE AMLO AND 2) FOR THE PURPOSE OF CARRYING OUT ITS DUTIES UNDER SECTIONS 3 AND 5 OF SCHEDULE 2 OF THE AMLO CONCERNING CUSTOMER DUE DILIGENCE AND CONTINUOUS MONITORING OF BUSINESS RELATIONSHIPS RESPECTIVELY." "IN SETTLEMENT OF THIS MATTER, JPMCBHK CONSENTED TO THE ENTRY OF THE ACTION, WHICH THE HKMA HAS DETERMINED TO ACCEPT AND HAS ISSUED. THE SETTLEMENT RESULTED IN THE HKMA ISSUING THE ACTION REPRIMANDING JPMCBHK AS DESCRIBED ABOVE AND ORDERING JPMCBHK TO SUBMIT TO THE HKMA A REPORT PREPARED BY AN INDEPENDENT EXTERNAL ADVISOR ASSESSING 1) WHETHER THE REMEDIAL MEASURES TAKEN BY JPMCBHK ARE SUFFICIENT TO ADDRESS THE CONTRAVENTIONS AND OTHER DEFICIENCIES IDENTIFIED BY THE HKMA AND 2) THE EFFECTIVENESS OF THE IMPLEMENTATION OF SUCH MEASURES TO ADDRESS THE CONTRAVENTIONS AND OTHER DEFICIENCIES IDENTIFIED BY THE HKMA. IN ADDITION, THE ACTION CAUSED JPMCBHK TO PAY A PECUNIARY PENALTY OF HK$12,500,000 (APPROX. (APPROX. $1,593,310.64).

FILED BY: TRAUBEM2

FILED ON: 1/28/2019 5:29:28 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and

acknowledgements; and acknowledgement that the applicant, registrant
or sponsor is subject to the imposition of criminal penalties under Section
9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions
made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0229152 JPMORGAN CHASE BANK NATIONAL ASSOCIATION

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: IN THE MATTER OF JPMORGAN CHASE BANK, N.A. ADMIN. PROCEEDING FILE NO. 3-18963 (DECEMBER 26, 2018)

MATTER DETAIL: ON DECEMBER 26, 2018, THE SECURITIES AND EXCHANGE COMMISSION ("SEC") ISSUED AN ADMINISTRATIVE ORDER AGAINST JPMORGAN CHASE BANK, N.A. ("JPMCB") RELATING TO THE PRE-RELEASE OF AMERICAN DEPOSITARY RECEIPTS ("ADRS") FROM AT LEAST NOVEMBER 2011 THROUGH EARLY 2015 ("ORDER"). SPECIFICALLY, THE ORDER FOUND THAT, AT TIMES, JPMCB PRE-RELEASED ADRS TO BROKERS ("PRE-RELEASE BROKERS") IN CIRCUMSTANCES WHERE JPMCB WAS NEGLIGENT WITH RESPECT TO WHETHER THE PRE-RELEASE BROKERS, OR THE PARTIES ON WHOSE BEHALF THE PRE-RELEASED ADRS WERE BEING OBTAINED, ACTUALLY BENEFICIALLY OWNED THE CORRESPONDING NUMBER OF ORDINARY SHARES, AS THEY REPRESENTED TO JPMCB IN THEIR PRE-RELEASE AGREEMENTS. THE SEC FOUND THAT THE RESULT OF THIS CONDUCT WAS THE ISSUANCE OF ADRS THAT WERE NOT BACKED BY ORDINARY SHARES AS REQUIRED BY THE ADR FACILITY. THE SEC FOUND THAT THIS CONDUCT VIOLATED SECTION 17(A)(3) OF THE SECURITIES ACT OF 1933 ("SECURITIES ACT")." "IN SETTLEMENT OF THIS MATTER, JPMCB, WITHOUT ADMITTING OR DENYING THE FINDINGS THEREIN, CONSENTED TO THE ENTRY OF THE ORDER, WHICH THE SEC HAS DETERMINED TO ACCEPT AND HAS ISSUED. THE SETTLEMENT RESULTED IN THE SEC ISSUING THE ORDER CAUSING JPMCB TO CEASE AND DESIST FROM VIOLATING SECURITIES ACT SECTION 17(A)(3). IN ADDITION, THE ORDER CAUSED JPMCB TO PAY DISGORGEMENT OF $71,041,225.47, PREJUDGMENT INTEREST OF $14,407,595.64, AND A CIVIL MONEY PENALTY OF $49,728,857.83, WHICH WAS PAID ON JANUARY 11, 2019.

FILED BY: MOOREA2

FILED ON: 1/18/2019 12:50:16 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR
AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S,
REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update
are true, complete and accurate and that in light of the circumstances
under which the applicant, registrant or sponsor has given them, the
answers and statements in the update are not misleading in any material
respect; certification that the person who electronically files the update on
behalf of the applicant, registrant or sponsor is authorized by the
applicant, registrant or sponsor to file the update on behalf of the
applicant, registrant or sponsor and to make all required certifications and
acknowledgements; and acknowledgement that the applicant, registrant
or sponsor is subject to the imposition of criminal penalties under Section
9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions
made in the update.

Online Registration System - Registration Information Change

© 2002-2021 National Futures Association

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0229152   JPMORGAN CHASE BANK NATIONAL ASSOCIATION

FIRM FINANCIAL MATTER INFORMATION FILED

MATTER NAME: IN RE: CLARK-CUTLER-MCDERMOTT COMPANY, ET AL – ADVERSARY PROCEEDING NO. 18-04059

MATTER DETAIL: CRAIG R. JALBERT, IN HIS CAPACITY AS BANKRUPTCY TRUSTEE, SEEKS TO AVOID AND RECOVER FROM JPMORGAN CHASE BANK, N.A. ALL PREFERENTIAL TRANSFERS OF PROPERTY THAT OCCURRED DURING THE NINETY (90) DAY PERIOD PRIOR TO THE COMMENCEMENT OF THE BANKRUPTCY PROCEEDINGS OF CLARK-CUTLER-MCDERMOTT COMPANY AND ITS AFFILIATED DEBTORS FILED ON JULY 7, 2016, A TOTAL OF $272,745.97, PURSUANT TO SECTION 547 AND 550 OF CHAPTER 11 OF TITLE 11 OF THE UNITED STATES CODE. THE ADVERSARY ACTION WAS FILED ON JULY 5, 2018 IN UNITED STATES BANKRUPTCY COURT, DISTRICT OF MASSACHUSETTS (CENTRAL DIVISION). THE ADVERSARY ACTION REMAINS PENDING.

FILED BY: TRAUBEM2

FILED ON: 8/29/2018 11:56:25 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0229152   JPMORGAN CHASE BANK NATIONAL ASSOCIATION

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: IN THE MATTER OF JPMORGAN CHASE BANK, N.A. CFTC DOCKET NO. 18-15 (JUNE 18, 2018)

MATTER DETAIL: ON JUNE 18, 2018, THE COMMODITY FUTURES TRADING COMMISSION ("CFTC") ISSUED AN ADMINISTRATIVE ORDER AGAINST JPMORGAN CHASE BANK, N.A. ("JPMCB") FINDING THAT, BEGINNING IN JANUARY 2007 AND CONTINUING THROUGH JANUARY 2012, JPMCB, BY AND THROUGH CERTAIN OF ITS TRADERS IN NEW YORK, NY, ATTEMPTED TO MANIPULATE THE U.S. DOLLAR INTERNATIONAL SWAPS AND DERIVATIVES ASSOCIATION FIX THAT BENEFITED CERTAIN DERIVATIVES POSITIONS, INCLUDING POSITIONS INVOLVING CASH-SETTLED OPTIONS ON INTERESTS RATES SWAPS HELD BY JPMCB ("ORDER"). IN THE ORDER, THE CFTC FOUND THAT JPMCB VIOLATED SECTIONS 6(C), 6(D), AND 9(A)(2) OF THE COMMODITY EXCHANGE ACT ("ACT") FOR CONDUCT OCCURRING PRIOR TO AUGUST 15, 2011; AND SECTIONS 6(C)(1), 6(C)(1)(A), 6(C)(3) AND 6(D) OF THE ACT AND REGULATIONS 180.1(A) AND 180.2 FOR CONDUCT OCCURRING ON OR AFTER AUGUST 15, 2011." "IN SETTLEMENT OF THIS MATTER, JPMCB, WITHOUT ADMITTING OR DENYING THE FINDINGS OR CONCLUSIONS THEREIN, CONSENTED TO THE ENTRY OF THE ORDER, WHICH THE CFTC HAS DETERMINED TO ACCEPT AND HAS ISSUED. THE SETTLEMENT RESULTED IN THE CFTC ISSUING THE ORDER CAUSING JPMCB TO CEASE AND DESIST FROM VIOLATING SECTIONS 6(C)(1), 6(C)(1)(A), 6(C)(3), 6(D), AND 9(A)(2) OF THE ACT, AND CFTC REGULATIONS 180.1(A) AND 180.2. IN ADDITION, THE ORDER CAUSED JPMCB TO PAY A CIVIL MONEY PENALTY OF $65 MILLION. ALSO, THE ORDER CAUSED JPMCB TO COMPLY WITH UNDERTAKINGS RELATED TO REMEDIATION AND ONGOING COOPERATION. AS TO REMEDIATION, JPMCB AGREED TO IMPLEMENT AND IMPROVE ITS INTERNAL CONTROLS AND PROCEDURES IN A MANNER REASONABLY DESIGNED TO ENSURE THE INTEGRITY OF ITS PARTICIPATION IN THE FIXING OF ANY INTEREST-RATE SWAP BENCHMARK, INCLUDING MEASURES TO IDENTIFY AND ADDRESS INTERNAL OR EXTERNAL CONFLICTS OF INTEREST.

FILED BY: TRAUBEM2

FILED ON: 7/17/2018 8:19:23 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Paperwork Reduction Act Notice and Privacy Act Notice | Disclaimer and Privacy Policy

© 2002-2021 National Futures Association

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0229152　JPMORGAN CHASE BANK NATIONAL ASSOCIATION

FIRM FINANCIAL MATTER INFORMATION FILED

MATTER NAME:　SAAD INVESTMENTS COMPANY LIMITED V. JPMORGAN CHASE BANK, N.A., ET AL, INDEX NUMBER 651833/2012 (N.Y

MATTER DETAIL:　IN 2009, SAAD INVESTMENTS COMPANY LTD. ("SICL") DEFAULTED ON FINANCING AGREEMENTS WITH A NUMBER OF JPMORGAN ENTITIES, PURSUANT TO WHICH IT OWED APPROXIMATELY $340 MILLION IN TOTAL TO JPMORGAN. SICL FUNDS HELD ON ACCOUNT AT J.P. MORGAN MARKETS LIMITED (FORMERLY BEAR STEARNS INTERNATIONAL LIMITED) WERE USED TO PAY DOWN APPROXIMATELY $71 MILLION OF THESE DEBTS, PURSUANT TO THE TERMS OF AN INSTITUTIONAL ACCOUNT AGREEMENT ("IAA") ENTERED INTO IN 2007 BY SICL AND A NUMBER OF BEAR STEARNS ENTITIES AND AFFILIATES. AFTER SICL ENTERED INTO LIQUIDATION PROCEEDINGS IN THE CAYMAN ISLANDS, ITS LIQUIDATORS SOUGHT THE RETURN OF THIS $71 MILLION AND IN 2012 COMMENCED THIS ACTION IN THE NEW YORK SUPREME COURT, SAAD INVESTMENTS COMPANY LIMITED V. JPMORGAN CHASE BANK, N.A., ET AL, INDEX NUMBER 651833 (2012), CLAIMING THAT CERTAIN OF THE JPMORGAN ENTITIES THAT RECEIVED THESE FUNDS WERE NOT "AFFILIATES" OF BEAR STEARNS UNDER THE IAA. THE COMPLAINT ALSO SOUGHT A DECLARATION THAT THE REMAINING SICL FUNDS HELD BY JPMORGAN—NEARLY $180 MILLION— COULD NOT BE USED TO SATISFY SICL'S REMAINING DEBTS TO THE JPMORGAN ENTITIES PURSUANT TO THE IAA. JPMORGAN HAS ASSERTED A COUNTERCLAIM TO THE EFFECT THAT, EVEN IF THE COURT DISALLOWS THE SETOFF UNDER THE IAA, THERE ARE OTHER ASSETS THAT MAY PROPERLY BE APPLIED TO SATISFY SICL'S DEBTS TO THE JPMORGAN ENTITIES. THE COURT DENIED PLAINTIFFS MOTION TO DISMISS THE COUNTERCLAIM. IN 2017, THE PARTIES ENTERED INTO AN AGREEMENT TO SETTLE ALL OF SICL'S OUTSTANDING CLAIMS AGAINST JPMORGAN AND THE CAYMAN ISLANDS COURT HAS APPROVED THE SETTLEMENT.

FILED BY:　NICHOLSONT3

FILED ON:　4/26/2017 9:47:04 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Paperwork Reduction Act Notice and Privacy Act Notice | Disclaimer and Privacy Policy

© 2002-2021 National Futures Association

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0229152   JPMORGAN CHASE BANK NATIONAL ASSOCIATION

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: AUCTION RATE SECURITIES MATTER

MATTER DETAIL: ON APRIL 15, 2008, THE OFFICE OF THE ATTORNEY GENERAL OF THE STATE OF NEW YORK (THE "ATTORNEY GENERAL"), COMMENCED AN INVESTIGATION OF JPMORGAN CHASE & CO AND ITS SUBSIDIARIES AND AFFILIATES ("THE FIRM"), CONCERNING THE FIRM'S ALLEGED MISREPRESENTATIONS AND OMISSIONS IN CONNECTION WITH THE MARKETING, SALE AND DISTRIBUTION OF AUCTION RATE SECURITIES. THE FIRM, ON BEHALF OF ITSELF AND AFFILIATES, AGREED TO A SETTLEMENT IN PRINCIPLE WITH THE NEW YORK ATTORNEY GENERAL'S OFFICE WHICH PROVIDED, AMONG OTHER THINGS, THAT THE FIRM WOULD OFFER TO PURCHASE AT PAR CERTAIN AUCTION-RATE SECURITIES PURCHASED FROM J.P. MORGAN SECURITIES LLC, CHASE INVESTMENT SERVICES CORP. AND BEAR, STEARNS & CO. INC. BY INDIVIDUAL INVESTORS, CHARITIES AND SMALL-TO MEDIUM-SIZED BUSINESSES. THE FIRM ALSO AGREED TO A SUBSTANTIVELY SIMILAR SETTLEMENT IN PRINCIPLE WITH THE OFFICE OF FINANCIAL REGULATION FOR THE STATE OF FLORIDA AND THE NORTH AMERICAN SECURITIES ADMINISTRATORS ASSOCIATION ("NASAA") TASK FORCE, WHICH AGREED TO RECOMMEND APPROVAL OF THE SETTLEMENT TO ALL REMAINING STATES, PUERTO RICO AND THE U.S. VIRGIN ISLANDS. THE FIRM HAS FINALIZED THE SETTLEMENT AGREEMENTS WITH THE NEW YORK ATTORNEY GENERAL'S OFFICE AND THE OFFICE OF FINANCIAL REGULATION FOR THE STATE OF FLORIDA. THE SETTLEMENT AGREEMENTS PROVIDE FOR THE PAYMENT OF PENALTIES TOTALING $25 MILLION TO ALL STATES. THE FIRM HAS FINALIZED CONSENT AGREEMENTS WITH NASSA'S MEMBER STATES AND THE FINAL PAYMENT WAS MADE ON JANUARY 4, 2017.

FILED BY: NICHOLSONT3

FILED ON: 4/26/2017 9:46:31 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0229152   JPMORGAN CHASE BANK NATIONAL ASSOCIATION

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: IN THE MATTER OF JPMORGAN CHASE BANK, N.A. MARYLAND SECURITIES DIVISION CASE NO. 2016-0922

MATTER DETAIL: ON MARCH 09, 2017, THE MARYLAND SECURITIES DIVISION ("MSD") ISSUED A CONSENT ORDER AGAINST JPMORGAN CHASE BANK, N.A. ("JPMCB") IN CONNECTION WITH THE OFFER AND SALE IN AND FROM MARYLAND OF SECURITIES ISSUED BY CERTAIN MUTUAL FUND COMPANIES ("ORDER"). JPMCB CONSENTED TO THE ENTRY OF THE ORDER WHICH CONCLUDED THAT CERTAIN OF JPMCB'S NOTICE FILINGS BETWEEN 2011 AND 2014 MADE ON BEHALF OF CERTAIN MUTUAL FUND COMPANIES CONTAINED DELAYS AND DEFECTS WHICH RESULTED IN VIOLATIONS OF SECTION 11-503.1 OF THE MARYLAND SECURITIES ACT ("ACT") AND DELAYS IN THE PROPER PAYMENT OF FEES UNDER SECTION 11-510.1 OF THE ACT. THE ORDER ALSO FINDS THAT JPMCB FILED AMENDED NOTICE FILINGS TO REVOLVE THE ERRORS MADE IN CONNECTION WITH THE ORIGINAL FILINGS, AND THAT JPMCB TERMINATED ITS SERVICE PROVIDER OPERATIONS, AND CEASED FILING NOTICES ON BEHALF OF SUCH MUTUAL FUND COMPANIES." "SOLELY FOR THE PURPOSES OF SETTLING THESE PROCEEDINGS, AND WITHOUT ADMITTING OR DENYING ANY OF THE MSD'S FINDINGS OF FACT OR CONCLUSIONS OF LAW (EXCEPT AS TO JURISDICTION OVER IT AND THE SUBJECT MATTER), JPMCB CONSENTED TO THE ENTRY OF THE ORDER. IN THE ORDER, JPMCB SHALL PAY A CIVIL MONETARY PENALTY OF $100,000."

FILED BY: NICHOLSONT3

FILED ON: 4/7/2017 8:32:28 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0229152   JPMORGAN CHASE BANK NATIONAL ASSOCIATION

FIRM CRIMINAL MATTER INFORMATION FILED

MATTER NAME:	WENDEL INVESTISSEMENT; TRIBUNAL DE GRANDE INSTANCE DE PARIS 121472093
MATTER DETAIL:	ON NOVEMBER 30, 2016, INVESTIGATING JUDGES OF THE TRIBUNAL DE GRANDE INSTANCE DE PARIS ISSUED AN ORDONNANCE DE RENVOI REFERRING JPMORGAN CHASE BANK, N.A.,(JPMCB) TO THE FRENCH TRIBUNAL CORRECTIONNEL FOR ALLEGED COMPLICITY IN TAX FRAUD. THE REFERRAL RELATES TO AN INVESTIGATION COMMENCED BY THE FRENCH CRIMINAL AUTHORITIES IN 2012 INTO A SERIES OF TRANSACTIONS ENTERED INTO BY SENIOR MANAGERS OF WENDEL INVESTISSEMENT ("WENDEL") DURING THE PERIOD FROM 2004 THROUGH 2007 TO RESTRUCTURE THEIR SHAREHOLDINGS IN WENDEL. JPMCB PROVIDED FINANCING FOR THE TRANSACTIONS TO A NUMBER OF MANAGERS OF WENDEL IN 2007. JPMCB WAS CHARGED WITH FOURTEEN COUNTS FELONY COMPLICITY IN TAX FRAUD UNDER ARTICLES 1741, 1742 AND 1750 OF THE FRENCH GENERAL TAX CODE AND ARTICLES 121-2, 121-6, 121-7 AND 121-38 OF THE FRENCH PENAL CODE.
FILED BY:	NICHOLSONT3
FILED ON:	12/29/2016 1:54:34 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0229152   JPMORGAN CHASE BANK NATIONAL ASSOCIATION

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: OCTOBER 2016 SFC CASE

MATTER DETAIL: ON 17 OCTOBER 2016, J.P. MORGAN SECURITIES (ASIA PACIFIC) LIMITED ("JPMSAP") AND JPMORGAN CHASE BANK, N.A., HONG KONG BRANCH ("JPMCB") (TOGETHER, THE "JPM") AGREED WITH THE SECURITIES AND FUTURES COMMISSION OF HONG KONG (THE "SFC") TO RESOLVE TWO HISTORICAL INVESTIGATIONS AS ONE SINGLE ENFORCEMENT ACTION BY THE SFC (THE "ENFORCEMENT ACTION"). THE ENFORCEMENT ACTION IS AN ADMINISTRATIVE ACTION INVOLVING A TOTAL FINE OF HKD 5.6 MILLION (JPMSAP – HKD 3 MILLION AND JPMCB – HKD 2.6 MILLION) AND A PUBLIC REPRIMAND. THE ENFORCEMENT ACTION RESOLVES THE CONCERNS IDENTIFIED BY THE SFC IN RESPECT OF: (1) JPMSAP'S FAILURE TO MAKE PROPER AND/ OR ADEQUATE DISCLOSURE OF JPM'S FINANCIAL INTERESTS AND/ OR MARKET MAKING ACTIVITIES IN THE RESEARCH REPORTS ISSUED BY JPMSAPL, AND RELATED INTERNAL CONTROL DEFICIENCIES; AND (2) JPMCB'S OFFERING OF CERTAIN OFFSHORE LISTED INDEX OPTIONS TO ITS CLIENTS DURING 1 APRIL 2003 TO 22 JULY 2015 WITHOUT THE REQUIRED FUTURES LICENSES FROM THE SFC. BASED ON THE INFORMATION CURRENTLY AVAILABLE TO US, WE DO NOT ANTICIPATE ANY IMPACT OR CONSEQUENCES IN JPM AS A RESULT OF THE ENFORCEMENT ACTION. PLEASE REFER TO THE PRESS RELEASE AND THE STATEMENT OF DISCIPLINARY ACTION ISSUED BY THE SFC FOR MORE INFORMATION.

FILED BY: NICHOLSONT3

FILED ON: 11/10/2016 4:27:01 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0229152   JPMORGAN CHASE BANK NATIONAL ASSOCIATION

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: IN THE MATTER OF JPMORGAN CHASE BANK, N.A. AND J.P. MORGAN SECURITIES, CAUSE NO. 16-003 CA

MATTER DETAIL: ON JULY 27, 2016, J.P. MORGAN SECURITIES LLC ("JPMS") AND JPMORGAN CHASE BANK, N.A. ("JPMCB", TOGETHER "RESPONDENTS") ENTERED INTO A CONSENT AGREEMENT ("AGREEMENT") WITH THE INDIANA SECURITIES DIVISION ("ISD"). THE RESPONDENTS CONSENTED TO THE ENTRY OF THE AGREEMENT THAT ALLEGED THAT CERTAIN CONDUCT OF THE RESPONDENTS WAS OUTSIDE THE STANDARDS OF HONESTY AND ETHICS GENERALLY ACCEPTED IN THE SECURITIES TRADE AND INDUSTRY, IN VIOLATION OF 710 IND. ADMIN. CODE§ 4-10-1(23) (2016). SPECIFICALLY, THE AGREEMENT ALLEGED THAT, BETWEEN 2008 AND 2013, JPMS FAILED TO DISCLOSE TO INDIANA INVESTORS THAT CERTAIN PROPRIETARY MUTUAL FUNDS PURCHASED FOR CHASE STRATEGIC PORTFOLIO ("CSP") CLIENTS OFFERED INSTITUTIONAL SHARES THAT WERE LESS EXPENSIVE THAN THE INSTITUTIONAL SHARES JPMS CHOSE FOR CSP CLIENTS. IN ADDITION, THE AGREEMENT ALLEGED THAT, FROM FEBRUARY 2011 TO JANUARY 2014, NO ACCOUNT OPENING DOCUMENT OR MARKETING MATERIALS DISCLOSED TO INDIANA INVESTMENT MANAGEMENT ACCOUNT CLIENTS OR INDIANA J.P. MORGAN INVESTMENT PORTFOLIO CLIENTS THAT JPMCB PREFERRED TO INVEST CLIENT ASSETS IN PROPRIETARY MUTUAL FUNDS, AND THAT BETWEEN 2008 AND JANUARY 2014, JPMCB DID NOT DISCLOSE ITS PREFERENCE FOR INVESTING CERTAIN INVESTMENT MANAGEMENT ACCOUNT ASSETS IN CERTAIN PROPRIETARY HEDGE FUNDS TO INDIANA CLIENTS. LASTLY, THE AGREEMENT ALLEGED THAT, JPMCB DID NOT DISCLOSE ITS PREFERENCE FOR PLACEMENT-AGENT-FEE-PAYING THIRD-PARTY HEDGE FUND MANAGERS IN CERTAIN INVESTMENT MANAGEMENT ACCOUNTS TO INDIANA CLIENTS UNTIL AUGUST 2015. SOLELY FOR THE PURPOSE OF SETTLING THESE PROCEEDINGS, THE RESPONDENTS CONSENTED TO THE AGREEMENT, WITH NO ADMISSIONS AS TO LIABILITY. IN THE AGREEMENT, THE RESPONDENTS AGREED TO PAY A TOTAL OF $950,000 TO RESOLVE THE ISD'S INVESTIGATION, WHICH WAS PAID ON AUGUST 1, 2016.

FILED BY: CURICHK

FILED ON: 8/10/2016 1:06:47 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and

acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0229152   JPMORGAN CHASE BANK NATIONAL ASSOCIATION

FIRM FINANCIAL MATTER INFORMATION FILED

MATTER NAME: SAAD INVESTMENTS COMPANY LIMITED V. JPMORGAN CHASE BANK, N.A., ET AL, INDEX NUMBER 651833/2012

MATTER DETAIL: SAAD INVESTMENTS COMPANY LIMITED V. JPMORGAN CHASE BANK, N.A., ET AL, INDEX NUMBER 651833/2012 (N.Y. SUP. CT.) IN 2009, SAAD INVESTMENTS COMPANY LTD. ("SICL") DEFAULTED ON FINANCING AGREEMENTS WITH A NUMBER OF JPMORGAN ENTITIES, PURSUANT TO WHICH IT OWED APPROXIMATELY $340 MILLION IN TOTAL TO JPMORGAN. SICL FUNDS HELD ON ACCOUNT AT J.P. MORGAN MARKETS LIMITED (FORMERLY BEAR STEARNS INTERNATIONAL LIMITED) WERE USED TO PAY DOWN APPROXIMATELY $71 MILLION OF THESE DEBTS, PURSUANT TO THE TERMS OF AN INSTITUTIONAL ACCOUNT AGREEMENT ("IAA") ENTERED INTO IN 2007 BY SICL AND A NUMBER OF BEAR STEARNS ENTITIES AND AFFILIATES. AFTER SICL ENTERED INTO LIQUIDATION PROCEEDINGS IN THE CAYMAN ISLANDS, ITS LIQUIDATORS SOUGHT THE RETURN OF THIS $71 MILLION AND IN 2012 COMMENCED THIS ACTION IN THE NEW YORK SUPREME COURT, SAAD INVESTMENTS COMPANY LIMITED V. JPMORGAN CHASE BANK, N.A., ET AL, INDEX NUMBER 651833 (2012), CLAIMING THAT CERTAIN OF THE JPMORGAN ENTITIES THAT RECEIVED THESE FUNDS WERE NOT "AFFILIATES" OF BEAR STEARNS UNDER THE IAA. THE COMPLAINT ALSO SOUGHT A DECLARATION THAT THE REMAINING SICL FUNDS HELD BY JPMORGAN—NEARLY $180 MILLION—COULD NOT BE USED TO SATISFY SICL'S REMAINING DEBTS TO THE JPMORGAN ENTITIES PURSUANT TO THE IAA. JPMORGAN HAS ASSERTED A COUNTERCLAIM TO THE EFFECT THAT, EVEN IF THE COURT DISALLOWS THE SETOFF UNDER THE IAA, THERE ARE OTHER ASSETS THAT MAY PROPERLY BE APPLIED TO SATISFY SICL'S DEBTS TO THE JPMORGAN ENTITIES. THE COURT DENIED PLAINTIFFS MOTION TO DISMISS THE COUNTERCLAIM. IN 2015, PLAINTIFFS ADDED ADDITIONAL CLAIMS RELATING TO THE LEVERED NOTE, WHICH WE HAVE MOVED TO DISMISS. THAT MOTION HAS NOT YET BEEN DECIDED. DISCOVERY IS ONGOING.

FILED BY: CURICHK

FILED ON: 4/28/2016 4:02:40 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section

9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0229152   JPMORGAN CHASE BANK NATIONAL ASSOCIATION

FIRM FINANCIAL MATTER INFORMATION FILED

MATTER NAME: IN RE BERNARD L. MADOFF

MATTER DETAIL: IN AN ACTION BY THE TRUSTEE FOR THE LIQUIDATION OF BERNARD L. MADOFF INVESTMENT SECURITIES LLC (THE "TRUSTEE") AGAINST JPMORGAN CHASE & CO., JPMORGAN CHASE BANK, N.A., J.P. MORGAN SECURITIES LLC, AND J.P. MORGAN SECURITIES LTD. (COLLECTIVELY "JPM") DATED JUNE 24, 2011 AND SUBSEQUENTLY AMENDED, THE TRUSTEE ALLEGED THAT JPM HAD ACTUAL KNOWLEDGE OF THE PONZI SCHEME OPERATED BY BERNARD MADOFF AND ACTED AS A KNOWING INSTRUMENTALITY TO ASSIST MADOFF IN PERPETUATING THE FRAUD. THE TRUSTEE'S AMENDED COMPLAINT ASSERTED BOTH BANKRUPTCY CLAIMS AND COMMON LAW CAUSES OF ACTION AND SOUGHT APPROXIMATELY $19 BILLION IN DAMAGES. JPM OBTAINED DISMISSAL OF THE COMMON LAW CLAIMS, AND THE REMAINING BANKRUPTCY CLAIMS (SEEKING APPROXIMATELY $425 MILLION) WERE RETURNED TO THE BANKRUPTCY COURT FOR FURTHER PROCEEDINGS. THE TRUSTEE APPEALED, AND THE SECOND CIRCUIT AFFIRMED THE DECISION OF THE DISTRICT COURT DISMISSING ALL OF THE COMMON LAW CLAIMS. THE TRUSTEE SERVED A PETITION FOR CERTIORARI TO THE UNITED STATES SUPREME COURT. IN JANUARY 2014, JPM ENTERED INTO A SETTLEMENT WITH THE TRUSTEE. AS PART OF THE SETTLEMENT, JPM AGREED TO PAY $325 MILLION TO THE TRUSTEE IN EXCHANGE FOR A COMPLETE RELEASE OF ANY AVOIDANCE CLAIMS, AND THE TRUSTEE AGREED TO WITHDRAW THE PETITION FOR CERTIORARI AS TO JPM. ON FEBRUARY 4, 2014, THE BANKRUPTCY COURT APPROVED BOTH THE AVOIDANCE AND COMMON LAW SETTLEMENTS PURSUANT TO RULE 9019.

FILED BY: CURICHK

FILED ON: 4/28/2016 4:00:46 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR
AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S,
REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update
are true, complete and accurate and that in light of the circumstances
under which the applicant, registrant or sponsor has given them, the
answers and statements in the update are not misleading in any material
respect; certification that the person who electronically files the update on
behalf of the applicant, registrant or sponsor is authorized by the
applicant, registrant or sponsor to file the update on behalf of the
applicant, registrant or sponsor and to make all required certifications and
acknowledgements; and acknowledgement that the applicant, registrant
or sponsor is subject to the imposition of criminal penalties under Section
9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions
made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0229152   JPMORGAN CHASE BANK NATIONAL ASSOCIATION

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: FEDERAL HOUSING FINANCE AGENCY V. JPMORGAN CHASE & CO. ET AL; DOCKET NO. 1:11-CV-06188

MATTER DETAIL: FEDERAL HOUSING FINANCE AGENCY V. JPMORGAN CHASE & CO. ET AL; DOCKET NO. 1:11-CV-06188 (S.D.N.Y. SEPT 02, 2011) ON SEPTEMBER 2, 2011, THE FEDERAL HOUSING FINANCE ADMINISTRATION ALLEGED THAT, TOGETHER WITH OTHER FIRMS, JPMORGAN CHASE AND CERTAIN OF ITS AFFILIATES, VIOLATED SECTION 11, 12(A)(2) AND 15 OF THE SECURITIES ACT OF 1933, SECTION 13.1-522(A)(II). 13.1-522(C) OF THE VIRGINIA CODE, SECTION 31-5606.05(A)(1)(B). 31-5606.05(C) OF THE DISTRICT OF COLUMBIA CODE, AND COMMITTED COMMON LAW NEGLIGENT MISREPRESENTATION AND FRAUD, AIDING AND ABETTING FRAUD, AND SUCCESSOR AND VICARIOUS LIABILITY. THE AMENDED COMPLAINT WAS FILED ON JUNE 13, 2012. THE CASE HAS BEEN DISMISSED PURSUANT TO A SETTLEMENT AGREEMENT AMONG THE PARTIES.

FILED BY: CURICHK

FILED ON: 4/28/2016 3:57:38 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID   0229152   JPMORGAN CHASE BANK NATIONAL ASSOCIATION

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: JEFFERSON COUNTY, ALABAMA V. JPMORGAN SECURITIES, INC. ET AL; 01-CV-2009-903641.00

MATTER DETAIL: JEFFERSON COUNTY, ALABAMA V. JPMORGAN SECURITIES, INC. ET AL; 01-CV-2009-903641.00 (CIRCUIT COURT, JEFF. CO., ALA.) JEFFERSON COUNTY (THE "COUNTY") FILED A COMPLAINT AGAINST J.P. MORGAN SECURITIES LLC, JPMORGAN CHASE BANK AND OTHERS IN NOVEMBER 2009 ASSERTING THE FOLLOWING CAUSES OF ACTION: (1) FRAUD AND FRAUDULENT SUPPRESSION; (2) CONSPIRACY; AND (3) UNJUST ENRICHMENT. THE CRUX OF THE COUNTY'S ALLEGATIONS IS THAT JPMORGAN FAILED TO DISCLOSE PAYMENTS THAT IT MADE TO VARIOUS FINANCIAL INSTITUTIONS (MOSTLY LOCAL FIRMS) IN ORDER TO INFLUENCE CERTAIN COUNTY COMMISSIONERS IN CONNECTION WITH UNDERWRITING BILLIONS OF DOLLARS IN WARRANTS AND SERVING AS A COUNTERPARTY WITH RESPECT TO SEVERAL SWAPS BETWEEN JPMORGAN CHASE BANK AND THE COUNTY. THE CASE HAS BEEN DISMISSED PURSUANT TO THE CHAPTER 9 PLAN OF THE COUNTY, WHICH IS CURRENTLY ON APPEAL.

FILED BY: CURICHK

FILED ON: 4/28/2016 3:56:04 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0229152   JPMORGAN CHASE BANK NATIONAL ASSOCIATION

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: IN THE MATTER OF JPMORGAN CHASE BANK, N.A. AND J.P. MORGAN SECURITIES LLC

MATTER DETAIL: ON DECEMBER 18, 2015, J.P. MORGAN SECURITIES LLC ("JPMS") AND JPMORGAN CHASE BANK, N.A. ("JPMCB", TOGETHER "RESPONDENTS") ENTERED INTO A SETTLEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC") RESULTING IN THE SEC ISSUING AN ORDER ("ORDER"). THE RESPONDENTS CONSENTED TO THE ENTRY OF THE ORDER THAT FINDS THAT JPMS VIOLATED SECTIONS 206(2), 206(4), AND 207 OF THE INVESTMENT ADVISERS ACT OF 1940 AND RULE 206(4)-7 AND JPMCB VIOLATED SECTIONS 17(A)(2) AND 17(A)(3) OF THE SECURITIES ACT OF 1933. THE ORDER FINDS THAT JPMCB NEGLIGENTLY FAILED TO ADEQUATELY DISCLOSE (A) FROM FEBRUARY 2011 TO JANUARY 2014, A PREFERENCE FOR AFFILIATED MUTUAL FUNDS IN CERTAIN DISCRETIONARY INVESTMENT PORTFOLIOS (THE "DISCRETIONARY PORTFOLIOS") MANAGED BY JPMCB AND OFFERED THROUGH J.P. MORGAN'S U.S. PRIVATE BANK (THE "U.S. PRIVATE BANK") AND THE CHASE PRIVATE CLIENT LINES OF BUSINESS; (B) FROM 2008 TO 2014, A PREFERENCE FOR AFFILIATED HEDGE FUNDS IN CERTAIN OF THOSE PORTFOLIOS OFFERED THROUGH THE U.S. PRIVATE BANK; AND (C) FROM 2008 TO AUGUST 2015, A PREFERENCE FOR RETROCESSION-PAYING THIRD-PARTY HEDGE FUNDS IN CERTAIN OF THOSE PORTFOLIOS OFFERED THROUGH THE U.S. PRIVATE BANK. WITH RESPECT TO JPMS, THE ORDER FINDS THAT, FROM MAY 2008 TO 2013, JPMS NEGLIGENTLY FAILED TO ADEQUATELY DISCLOSE, INCLUDING IN DOCUMENTS FILED WITH THE SEC, CONFLICTS OF INTEREST ASSOCIATED WITH ITS USE OF AFFILIATED MUTUAL FUNDS IN THE CHASE STRATEGIC PORTFOLIO ("CSP") PROGRAM, SPECIFICALLY, A PREFERENCE FOR AFFILIATED MUTUAL FUNDS, THE RELATIONSHIP BETWEEN THE DISCOUNTED PRICING OF CERTAIN SERVICES PROVIDED BY AN AFFILIATE AND THE AMOUNT OF CSP ASSETS INVESTED IN AFFILIATED PRODUCTS, AND THAT CERTAIN AFFILIATED MUTUAL FUNDS OFFERED A LOWER-COST SHARE CLASS THAN THE SHARE CLASS PURCHASED FOR CSP. IN ADDITION, THE ORDER FINDS THAT JPMS FAILED TO IMPLEMENT WRITTEN POLICIES AND PROCEDURES ADEQUATE TO ENSURE DISCLOSURE OF THESE CONFLICTS OF INTEREST. SOLELY FOR THE PURPOSE OF SETTLING THESE PROCEEDINGS, THE RESPONDENTS CONSENTED TO THE ORDER, ADMITTED TO THE CERTAIN FACTS SET FORTH IN THE ORDER AND ACKNOWLEDGED THAT CERTAIN CONDUCT SET FORTH IN THE ORDER VIOLATED THE 19 FEDERAL SECURITIES LAWS. THE ORDER CENSURES JPMS AND DIRECTS THE RESPONDENTS TO CEASE-AND-DESIST FROM COMMITTING OR CAUSING ANY VIOLATIONS AND ANY FUTURE VIOLATIONS OF THE ABOVE-ENUMERATED STATUTORY PROVISIONS. ADDITIONALLY, THE ORDER REQUIRES THE RESPONDENTS TO PAY A TOTAL OF $ 266,815,000 IN DISGORGEMENT, INTEREST AND CIVIL PENALTY. CONCURRENTLY, ON DECEMBER 18, 2015, JPMCB REACHED A SETTLEMENT AGREEMENT WITH THE COMMODITY FUTURES TRADING COMMISSION ("CFTC") TO RESOLVE ITS INVESTIGATION OF JPMCB'S DISCLOSURE OF CERTAIN CONFLICTS OF INTEREST TO DISCRETIONARY ACCOUNT CLIENTS OF J.P. MORGAN PRIVATE BANK'S U.S.-BASED WEALTH MANAGEMENT BUSINESS. IN CONNECTION WITH THE SETTLEMENT, THE CFTC ISSUED AN ORDER FINDING THAT JPMCB VIOLATED SECTION 4O(1)(B) OF THE COMMODITY EXCHANGE ACT ("CEA") AND REGULATION 4.41(A)(2) BY FAILING

TO FULLY DISCLOSE TO CERTAIN CLIENTS ITS PREFERENCES FOR INVESTING CERTAIN DISCRETIONARY PORTFOLIO ASSETS IN CERTAIN COMMODITY POOLS OR EXEMPT POOLS, NAMELY (A) INVESTMENT FUNDS OPERATED BY JPMORGAN ASSET MANAGEMENT AND (B) THIRD-PARTY MANAGED HEDGE FUNDS THAT SHARED MANAGEMENT AND/OR PERFORMANCE FEES WITH AN AFFILIATE OF JPMCB. THE ORDER DIRECTS JPMCB TO CEASE-AND-DESIST FROM VIOLATING SECTION 4O(1)(B) OF THE CEA AND REGULATION 4.41(A)(2). ADDITIONALLY, JPMCB SHALL PAY $40 MILLION AS A CIVIL PENALTY TO THE CFTC AND DISGORGEMENT OF $60 MILLION SATISFIED BY DISGORGEMENT TO BE PAID TO THE SEC BY JPMCB AND AN AFFILIATE IN A RELATED AND CONCURRENT SETTLEMENT WITH THE SEC.

FILED BY: CURICHK

FILED ON: 1/15/2016 3:16:43 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0229152   JPMORGAN CHASE BANK NATIONAL ASSOCIATION

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: CONSENT ORDER NO. 2015-064 JP MORGAN CHASE BANK NATIONAL ASSOCIATION

MATTER DETAIL: ON JUNE 5, 2015, THE OFFICE OF THE COMPTROLLER OF THE CURRENCY ("OCC") ISSUED AN AMENDMENT TO THE 2011 CONSENT ORDER (THE "AMENDED CONSENT ORDER"), WHICH WAS ENTERED BY STIPULATION ON JUNE 11, 2015. THE AMENDED CONSENT ORDER ADDRESSED THE 10 REMAINING ACTIONABLE ITEMS OF THE ACTIONABLE ITEMS INITIALLY PUT FORTH IN THE 2011 CONSENT ORDER. JPMORGAN CHASE BANK, N.A. COMPLETED ITS WORK ON THOSE ITEMS BY JUNE 30, 2015, PENDING OCC AND FEDERAL RESERVE BANK VALIDATION. AUDIT VALIDATION OF THESE GAP CLOSURES IS SCHEDULED FOR COMPLETION BY SEPTEMBER 30, 2015. THE AMENDED CONSENT ORDER ALSO INCLUDES THE FOLLOWING BUSINESS RESTRICTIONS THAT REQUIRE A SUPERVISORY NON-OBJECTION BEFORE PROCEEDING: ACQUISITION OF, OR NEW CONTRACTS TO PERFORM, MORTGAGE SERVICING RIGHTS; OUTSOURCING OR SUBSERVICING OF NEW MORTGAGE SERVICING ACTIVITIES; OFFSHORING OF NEW MORTGAGE SERVICING ACTIVITIES; AND THE APPOINTMENT OF SENIOR OFFICERS IN MORTGAGE SERVICING.

FILED BY: CURICHK

FILED ON: 9/17/2015 11:40:06 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0229152   JPMORGAN CHASE BANK NATIONAL ASSOCIATION

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: COMMONWEALTH OF MASSACHUSETTS V. JP MORGAN CHASE BANK, N.A., ET AL.; CIV. A. NO. 11-4363

MATTER DETAIL: ON JANUARY 16, 2015, THE SUFFOLK COUNTY SUPERIOR COURT ("COURT") ISSUED THE FINAL JUDGMENT ORDERING J.P. MORGAN CHASE BANK, N.A. (JPMCB) TO PAY $2,700,000 TO THE COMMONWEALTH OF MASSACHUSETTS. IN ADDITION, JPMCB AGREED TO CERTAIN TASKS DESCRIBED BELOW. THE FINAL JUDGMENT WAS ENTERED WITHOUT TRIAL OR ADJUDICATION AND, BY ITS TERMS, DID NOT CONTAIN ANY COURT-ORDERED INJUNCTIVE MEASURES AGAINST JPMCB, ITS AFFILIATES, OR EMPLOYEES. JPMCB CONSENTED TO THE ENTRY BY THE COURT OF THE FINAL JUDGMENT AND DENIED THE FINAL JUDGMENT'S ALLEGATIONS AND ANY ALLEGATIONS OF LIABILITY OR WRONGDOING. IN ADDITION, JPMCB AGREED TO A) CERTAIN CURATIVE ACTIONS, SUCH AS PROVIDING THE MASS AG EMAIL AND MAILING ADDRESSES FOR THE RECEIPT OF CONSUMER COMPLAINTS, EXERCISE REASONABLE DILIGENCE TO REVIEW CONSUMER COMPLAINTS AND TAKE APPROPRIATE CURATIVE ACTION AS DETAILED BIN THE FINAL JUDGMENT, AND APPOINTING A REPRESENTATIVE RESPONSIBLE FOR IMPLEMENTING AND SUPERVISING THESE CURATIVE ACTIONS AND COMPLIANCE REPORTING; B) PROVIDE ACCURATE WRITTEN REPORTS TO THE MASS AG ON A SEMIANNUAL BASIS SETTING FOR SPECIFIC INFORMATION DESCRIBED IN THE FINAL JUDGMENT; AND C) CREATE AND RETAIN CERTAIN RECORDS RELATING TO CONSUMER COMPLAINTS AS DESCRIBED IN THE FINAL JUDGMENT. JPMCB MADE ITS PAYMENT ON FEBRUARY 3, 2015.

FILED BY: CURICHK

FILED ON: 3/12/2015 9:43:51 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0229152   JPMORGAN CHASE BANK NATIONAL ASSOCIATION

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: IN THE MATTER OF JPMORGAN CHASE BANK, N.A., AA-EC-14-100 (NOVEMBER 11, 2014)

MATTER DETAIL: ON NOVEMBER 11, 2014, THE OFFICE OF THE COMPTROLLER OF THE CURRENCY ("OCC") ISSUED A CONSENT ORDER AND A CONSENT ORDER FOR THE ASSESSMENT OF A CIVIL MONEY PENALTY AGAINST JPMORGAN CHASE BANK, N.A. ("JPMCB") RELATING TO ITS FOREIGN EXCHANGE ("FX") TRADING BUSINESS FROM 2008 THROUGH 2013 (THE "ORDERS"). THE ORDERS FOUND THAT JPMCB HAD DEFICIENCIES IN ITS INTERNAL CONTROLS AND HAD ENGAGED IN UNSAFE AND UNSOUND BANKING PRACTICES WITH RESPECT TO THE OVERSIGHT AND GOVERNANCE OF JPMCB'S FX TRADING BUSINESS SUCH THAT JPMCB FAILED TO DETECT AND PREVENT CERTAIN CONDUCT. SPECIFICALLY, THE ORDERS FOUND THAT: A) JPMCB'S OVERSIGHT AND GOVERNANCE OF ITS FX TRADING BUSINESS WERE WEAK AND LACKED ADEQUATE FORMAL GUIDANCE TO MITIGATE AND MANAGE RISKS RELATED TO MARKET CONDUCT IN ITS WHOLESALE FOREIGN EXCHANGE BUSINESS WHERE IT IS ACTING AS PRINCIPAL ("FX TRADING") WITH RESPECT TO SALES, TRADING AND SUPERVISORY EMPLOYEES IN THAT BUSINESS ("EMPLOYEE"); B) JPMCB'S COMPLIANCE RISK ASSESSMENT LACKED SUFFICIENT GRANULARITY AND FAILED TO IDENTIFY THE RISKS RELATED TO EMPLOYEE MARKET CONDUCT IN FX TRADING; C) JPMCB'S TRANSACTION MONITORING AND COMMUNICATIONS SURVEILLANCE WERE INADEQUATE TO DETECT POTENTIAL EMPLOYEE MARKET MISCONDUCT IN FX TRADING; D) JPMCB'S COMPLIANCE TESTING PROCEDURES WERE INADEQUATE TO MEASURE ADHERENCE TO ITS STANDARDS OF EMPLOYEE CONDUCT AND FIRM POLICIES APPLICABLE TO EMPLOYEE MARKET CONDUCT IN FX TRADING; AND E) INTERNAL AUDIT'S RISK ASSESSMENT AND COVERAGE OF THE FX TRADING BUSINESS NEEDED IMPROVEMENT TO ASSESS WHETHER JPMCB'S CONTROL FRAMEWORK WAS EFFECTIVE IN IDENTIFYING AND MITIGATING COMPLIANCE RISKS RELATED TO EMPLOYEE MARKET CONDUCT. THE OCC ISSUED THE ORDERS FINDING THAT JPMCB HAD DEFICIENCIES IN ITS INTERNAL CONTROLS AND HAD ENGAGED IN UNSAFE AND UNSOUND BANKING PRACTICES WITH RESPECT TO THE OVERSIGHT AND GOVERNANCE OF JPMCB'S FX TRADING BUSINESS SUCH THAT THE BANK FAILED TO DETECT AND PREVENT CERTAIN CONDUCT. IN THE ORDERS,JPMCB AGREED TO MAKE A PAYMENT OF A CIVIL MONEY PENALTY IN THE TOTAL AMOUNT OF $350 MILLION; JPMCB MADE PAYMENT ON NOVEMBER 13, 2014. ALSO, JPMCB AGREED TO TAKE ALL NECESSARY AND APPROPRIATE STEPS TO REMEDY THE DEFICIENCIES AND UNSAFE AND UNSOUND PRACTICES IDENTIFIED BY THE OCC AND HAS BEGUN IMPLEMENTING PROCEDURES TO REMEDIATE THE PRACTICES ADDRESSED IN THE ORDERS. SOME OF THE REMEDIAL ACTIONS INCLUDE, BUT ARE NOT LIMITED TO: A)JPMCB'S BOARD SHALL APPOINT AND MAINTAIN A COMPLIANCE COMMITTEE RESPONSIBLE FOR MONITORING AND COORDINATING JPMCB'S COMPLIANCE WITH THE PROVISIONS IN THE ORDERS AND PROVIDE QUARTERLY WRITTEN PROGRESS REPORTS TO THE BOARD; B) JPMCB SHALL SUBMIT TO THE OCC FOR REVIEW AND WRITTEN DETERMINATION AN ACCEPTABLE ACTION PLAN CONTAINING A COMPLETE DESCRIPTION OF THE ACTIONS THAT ARE NECESSARY AND APPROPRIATE TO ACHIEVE COMPLIANCE WITH CERTAIN ASPECTS OF THE ORDERS; C) JPMCB SHALL SUBMIT AN ACCEPTABLE OVERSIGHT AND GOVERNANCE WRITTEN PLAN TO PROVIDE FOR (I) APPROPRIATE MANAGEMENT

OVERSIGHT RELATED TO EMPLOYEE MARKET CONDUCT IN FX TRADING AND (II) APPROPRIATE GOVERNANCE BY JPMCB'S BOARD OVER JPMCB MANAGEMENT'S OVERSIGHT OF EMPLOYEE MARKET CONDUCT IN FX TRADING; D) JPMCB SHALL SUBMIT AN ACCEPTABLE COMPLIANCE RISK ASSESSMENT WRITTEN PLAN TO PROVIDE FOR A COMPLIANCE RISK ASSESSMENT SUFFICIENTLY GRANULAR TO IDENTIFY RISKS RELATED TO EMPLOYEE MARKET CONDUCT IN FX TRADING; E) JPMCB SHALL SUBMIT AN ACCEPTABLE MONITORING AND SURVEILLANCE WRITTEN PLAN TO PROVIDE FOR APPROPRIATE MONITORING AND COMMUNICATIONS SURVEILLANCE RELATED TO EMPLOYEE MARKET CONDUCT IN FX TRADING. PLEASE SEE THE ORDERS (AVAILABLE ON THE OCC WEBSITE) FOR FULL DETAIL REGARDING REMEDIAL ACTIONS.

FILED BY: FURIEG3

FILED ON: 12/11/2014 7:02:38 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0229152   JPMORGAN CHASE BANK NATIONAL ASSOCIATION

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: JPMORGAN CHASE BANK, N.A., FCA WARNING NOTICE, NUMBER 124491 (NOVEMBER 11, 2014)

MATTER DETAIL: ON NOVEMBER 11, 2014, THE U.K. FINANCIAL CONDUCT AUTHORITY ("FCA") ISSUED A WARNING NOTICE AGAINST JPMORGAN CHASE BANK, N.A. ("JPMCB") RELATING TO ITS FOREIGN EXCHANGE ("FX") TRADING BUSINESS ("WARNING NOTICE"). THE WARNING NOTICE STATED THAT JPMCB BREACHED PRINCIPLE 3 OF THE FCA'S PRINCIPLES FOR BUSINESS IN THE PERIOD JANUARY 1, 2008 TO OCTOBER 15, 2013 BY FAILING TO TAKE RESPONSIBLE CARE TO ORGANIZE AND CONTROL ITS AFFAIRS PROPERLY AND EFFECTIVELY IN RELATION TO ITS G10 SPOT FX VOICE TRADING IN LONDON. IN ADDITION, THE WARNING NOTICE STATED THAT JPMCB'S FAILINGS IN THIS REGARD ALLOWED FOR ATTEMPTS TO MANIPULATE THE EXCHANGE RATE FOR VARIOUS SPOT FX CURRENCY PAIRS DETERMINED BY WM REUTERS, ATTEMPTS TO TRIGGER CLIENTS' STOP LOSS ORDERS FOR JPMCB'S OWN BENEFIT, AND INAPPROPRIATE SHARING OF CONFIDENTIAL INFORMATION WITH TRADERS AT OTHER FIRMS. ALSO, THE WARNING NOTICE REQUIRED JPMCB TO PAY A FINANCIAL PENALTY OF £222,166,000, WHICH WAS PAID ON NOVEMBER 14, 2014.

FILED BY: FURIEG3

FILED ON: 12/11/2014 7:00:47 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0229152   JPMORGAN CHASE BANK NATIONAL ASSOCIATION

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: THE PEOPLE OF THE STATE OF NEW YORK BY ERIC T. SCHNEIDERMAN, ATTORNEY GENERAL OF THE STATE OF NY

MATTER DETAIL: THE PEOPLE OF THE STATE OF NEW YORK BY ERIC T. SCHNEIDERMAN, ATTORNEY GENERAL OF THE STATE OF NEW YORK V. J.P. MORGAN SECURITIES LLC, ET AL.; CASE NO. 451556/2012 (N.Y. SUP. CT.) ON OCTOBER 1, 2012, ERIC T. SCHNEIDERMAN, ATTORNEY GENERAL OF THE STATE OF NEW YORK, FILED A COMPLAINT AGAINST J.P. MORGAN SECURITIES LLC (FORMERLY BEAR STEARNS & CO. INC), JPMORGAN CHASE BANK, N.A., AND EMC MORTGAGE LLC FOR SECURITIES FRAUD UNDER GENERAL BUSINESS LAW ARTICLE 23-A AND FOR PERSISTENT FRAUD OR ILLEGALITY UNDER EXECUTIVE LAW § 63(12). THE COMPLAINT ALLEGED THAT DEFENDANTS "COMMITTED MULTIPLE FRAUDULENT AND DECEPTIVE ACTS IN PROMOTING AND SELLING RMBS" INCLUDING MISLEADING INVESTORS ABOUT THE NATURE OF THEIR UNDERWRITING AND DUE DILIGENCE OF THE MORTGAGE LOANS UNDERLYING THE RMBS THEY SOLD. JPMORGAN WAS PROVIDED UNTIL JANUARY 4, 2013 TO RESPOND TO THE COMPLAINT. ON NOVEMBER 25, 2013, THE SUPREME COURT OF THE STATE OF NY DISCONTINUED WITH PREJUDICE THE ACTION. THE NYAG SETTLEMENT WAS ENTERED INTO IN CONJUNCTION WITH AND WAS INCORPORATED BY REFERENCE INTO THE $13 BILLION SETTLEMENT AGREEMENT BETWEEN JPMC AND CERTAIN MEMBERS OF THE PRESIDENT'S RMBS WORKING GROUP OF THE FINANCIAL FRAUD ENFORCEMENT TASK FORCE ON NOVEMBER 19, 2013. SPECIFICALLY, THE $13 BILLION SETTLEMENT RESOLVED ACTUAL AND POTENTIAL CIVIL CLAIMS BY THE DEPARTMENT OF JUSTICE; THE STATE ATTORNEYS GENERAL OF CALIFORNIA, DELAWARE, ILLINOIS, MASSACHUSETTS, AND NEW YORK; THE FEDERAL DEPOSIT INSURANCE CORPORATION; THE NATIONAL CREDIT UNION ADMINISTRATION AND THE FEDERAL HOUSING FINANCE AGENCY AGAINST JPMC, JPMC BANK, JPMS AND OTHER AFFILIATES RELATING TO RESIDENTIAL MORTGAGEBACKED SECURITIES ACTIVITIES BY JPMORGAN CHASE, BEAR STEARNS AND WASHINGTON MUTUAL. UNDER THE $13 BILLION SETTLEMENT, JPMC MUST PAY A TOTAL OF $9 BILLION IN CASH AND PROVIDE $4 BILLION IN BORROWER RELIEF. THE CASH PORTION CONSISTS OF A $2 BILLION CIVIL MONETARY PENALTY AND $7 BILLION IN COMPENSATORY PAYMENTS. NONE OF THESE ACTIONS RESULTED IN ANY FINDINGS OF VIOLATIONS OF LAW. PAYMENT OF $613,000,234.48 WAS PAID ON DECEMBER 12, 2013, IN CONSIDERATION FOR THE SETTLEMENT AND DISCONTINUANCE OF THE ACTION IN THE SUPREME COURT OF THE STATE OF NY (INDEX NO. 451556/2012). NO PORTION OF THIS AMOUNT IS A CIVIL FINE, PENALTY OR SIMILAR PAYMENT.

FILED BY: CURICHK

FILED ON: 7/31/2014 3:35:34 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Paperwork Reduction Act Notice and Privacy Act Notice | Disclaimer and Privacy Policy

© 2002-2021 National Futures Association

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0229152   JPMORGAN CHASE BANK NATIONAL ASSOCIATION

FIRM CRIMINAL MATTER INFORMATION FILED

MATTER NAME: UNITED STATES OF AMERICA V. JPMORGAN CHASE BANK, N.A., CASE NO. 1:14-CR-00007 (JAN. 8, 2014)

MATTER DETAIL: ON JANUARY 8, 2014, THE UNITED STATES ATTORNEY'S OFFICE FOR THE SOUTHERN DISTRICT OF NEW YORK ("U.S. ATTORNEY'S OFFICE") FILED A TWO-COUNT CRIMINAL INFORMATION (THE "INFORMATION") IN THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK, CHARGING JPMCB WITH FAILURE TO MAINTAIN AN EFFECTIVE ANTI-MONEY LAUNDERING PROGRAM, IN VIOLATION OF TITLE 31, UNITED STATES CODE, SECTIONS 5318(H) AND 5322(A) AND TITLE 12, CODE OF FEDERAL REGULATIONS, SECTION 21.21, AND FAILURE TO FILE A SUSPICIOUS ACTIVITY REPORT, IN VIOLATION OF TITLE 31, UNITED STATES CODE, SECTIONS 5318(G) AND 5322(A) AND TITLE 12, CODE OF FEDERAL REGULATIONS, SECTION 21.11. BOTH CHARGES ARE FELONY CHARGES AND JPMCB PLED NOT GUILTY TO BOTH CHARGES. THIS MATTER RELATES TO JPMCB'S BANK SECRECY ACT/ANTI-MONEY LAUNDERING COMPLIANCE PROGRAM AND ITS FAILURE TO FILE A SUSPICIOUS ACTIVITY REPORT IN THE UNITED STATES ON BERNARD L. MADOFF INVESTMENT SECURITIES, LLC IN OR ABOUT 2008. ON JANUARY 6, 2014, JPMCB AND THE U.S. ATTORNEY'S OFFICE ENTERED INTO A DEFERRED PROSECUTION AGREEMENT ("AGREEMENT"), WHICH THE DISTRICT COURT APPROVED. PURSUANT TO THE AGREEMENT, THE U.S. ATTORNEY'S OFFICE AGREED TO DEFER THE PROSECUTION ON THE INFORMATION FOR TWO YEARS AFTER WHICH THE U.S. ATTORNEY'S OFFICE WILL SEEK DISMISSAL WITH PREJUDICE OF THE INFORMATION IF JPMCB COMPLIES WITH THE TERMS OF THE AGREEMENT. IN THE AGREEMENT, JPMCB, AMONG OTHER THINGS, 1) ADMITTED AND STIPULATED THAT CERTAIN FACTS WERE TRUE AND ACCURATE; 2) AGREED TO COOPERATE FULLY WITH THE U.S. ATTORNEY'S OFFICE, THE FEDERAL BUREAU OF INVESTIGATION, AND OTHER GOVERNMENT AGENCIES; 3) AGREED TO COMPLY WITH THE FEDERAL CRIMINAL LAWS OF THE UNITED STATES; AND 4) AGREED TO MAKE A PAYMENT IN THE AMOUNT OF $1.7 BILLION AS A STIPULATED FORFEITURE AMOUNT. THE PAYMENT WAS MADE ON JANUARY 7, 2014.

FILED BY: CURICHK

FILED ON: 2/11/2014 3:46:58 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Paperwork Reduction Act Notice and Privacy Act Notice | Disclaimer and Privacy Policy

© 2002-2021 National Futures Association

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0229152   JPMORGAN CHASE BANK NATIONAL ASSOCIATION

FIRM FINANCIAL MATTER INFORMATION FILED

MATTER NAME: TORNO GLOBAL CONTRACTING S.P.A. V. JPMORGAN CHASE BANK, N.A. (COURT OF MILAN)

MATTER DETAIL: ON DECEMBER 13, 2012, THE TORNO TRUSTEES IN BANKRUPTCY (THE "TRUSTEES") FILED A CLAIM IN THE CIVIL COURTS IN MILAN. THE TRUSTEES HAVE SUED BRIGHTON INVESTMENTS SA, BETA FUNDING S.R.L., PORTMORE HOLDING LTD. (ALL COMPANIES WHICH WE UNDERSTAND ARE IN THE SAME GROUP AS TORNO) AND THREE JPMORGAN ENTITIES – J.P. MORGAN INTERNATIONAL BANK LIMITED, JPMORGAN CHASE BANK AND J.P. MORGAN SECURITIES PLC (FORMERLY LTD), (TOGETHER, THE "JPM ENTITIES"). THE CLAIMS AGAINST THE JPMORGAN ENTITIES ARE AS FOLLOWS: (I) A DECLARATION THAT THE SECURITIZATION TRANSACTIONS ARE NULL AND VOID BECAUSE THE JPMORGAN ENTITIES WERE COOPERATING WITH THE DIRECTORS TO PUT IN PLACE TRANSACTIONS WHICH WOULD DAMAGE TORNO'S CREDITORS; (II) A "GENERAL CLAWBACK" (NOT BASED ON INSOLVENCY PRINCIPLES BUT ON SPECIFIC ITALIAN LAW) OF THE SUMS PAID UNDER THE 2007 SECURITIZATION; (III) INSOLVENCY CLAWBACK FOR THE PAYMENT UNDER THE 2010 SECURITISATION (WHICH IS WITHIN THE LIMITATION PERIOD); AND (IV) DAMAGES OF NOT LESS THAN €70 MILLION SUFFERED BECAUSE OF THE CONSEQUENCES OF THE TRANSACTIONS THE JPMORGAN ENTITIES HELPED PUT IN PLACE. AT THE HEARING ON JULY 18, 2013, THE LAWYER FOR PORTMORE, BRIGHTON AND BETA FUNDING REQUESTED AN ADJOURNMENT BECAUSE HE WAS IN THE PROCESS OF NEGOTIATING A SETTLEMENT WITH THE TORNO LIQUIDATORS. ALTHOUGH THE SETTLEMENT WILL NOT DIRECTLY INCLUDE THE J.P. MORGAN OUTSIDE ENTITIES, IT IS LIKELY THAT THE LIQUIDATORS WILL BE LESS INCLINED TO PURSUE THE CASE. WE ARE CONSIDERING, WITH OUTSIDE COUNSEL, OPTIONS FOR HAVING THE CASE WITHDRAWN AGAINST THE J.P. MORGAN ENTITIES.

FILED BY: CURICHK

FILED ON: 10/18/2013 9:20:03 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR
AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S,
REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update
are true, complete and accurate and that in light of the circumstances
under which the applicant, registrant or sponsor has given them, the
answers and statements in the update are not misleading in any material
respect; certification that the person who electronically files the update on
behalf of the applicant, registrant or sponsor is authorized by the
applicant, registrant or sponsor to file the update on behalf of the
applicant, registrant or sponsor and to make all required certifications and
acknowledgements; and acknowledgement that the applicant, registrant
or sponsor is subject to the imposition of criminal penalties under Section

9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0229152   JPMORGAN CHASE BANK NATIONAL ASSOCIATION

FIRM FINANCIAL MATTER INFORMATION FILED

MATTER NAME: IN RE BERNARD L. MADOFF; CASE NO. 1:11-CV-00913 (CM) (MHD) (S.D.N.Y.)

MATTER DETAIL: IN AN ACTION BY THE TRUSTEE FOR THE LIQUIDATION OF BERNARD L. MADOFF INVESTMENT SECURITIES LLC (THE "MADOFF TRUSTEE") AGAINST JPMORGAN CHASE & CO., JPMORGAN CHASE BANK, N.A., J.P. MORGAN SECURITIES LLC, AND J.P. MORGAN SECURITIES LTD. ("JPM") DATED JUNE 24, 2011, THE MADOFF TRUSTEE HAS ALLEGED THAT JPM HAD ACTUAL KNOWLEDGE OF THE PONZI SCHEME OPERATED BY BERNARD MADOFF AND ACTED AS A KNOWING INSTRUMENTALITY TO ASSIST MADOFF IN PERPETUATING THE FRAUD. THE TRUSTEE SEEKS TO CLAWBACK FUNDS JPM REDEEMED FROM SEVERAL FEEDER FUNDS IN OCTOBER 2008 AS WELL AS TO RECOVER LOSSES SUSTAINED BY CERTAIN MADOFF INVESTORS. THE U.S. DISTRICT COURT DISMISSED ALL OF THE COMMON LAW CLAMS ALLEGED BY THE TRUSTEE AND RETURNED THE MATTER TO THE BANKRUPTCY COURT FOR FURTHER PROCEEDINGS ON THE REMAINING BANKRUPTCY CODE CLAIMS. FOLLOWING THE DISMISSAL BY THE DISTRICT COURT THE TRUSTEE APPEALED TO THE UNITED STATES CIRCUIT COURT OF APPEALS FOR THE SECOND CIRCUIT WHICH AFFIRMED THE DISMISSAL. THE MATTER IS NOW PENDING IN THE BANKRUPTCY COURT AND THE PARTIES ARE NEGOTIATING A DISCOVERY SCHEDULE.

FILED BY: CURICHK

FILED ON: 10/18/2013 9:18:32 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR
AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S,
REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0229152   JPMORGAN CHASE BANK NATIONAL ASSOCIATION

FIRM FINANCIAL MATTER INFORMATION FILED

MATTER NAME: SAAD INVESTMENTS COMPANY LIMITED V. JPMORGAN CHASE BANK, N.A., ET AL, INDEX NUMBER 651833/2012

MATTER DETAIL: SAAD INVESTMENTS COMPANY LIMITED V. JPMORGAN CHASE BANK, N.A., ET AL, INDEX NUMBER 651833/2012 (N.Y. SUP. CT.) IN 2009, SAAD INVESTMENTS COMPANY LTD. ("SICL") DEFAULTED ON FINANCING AGREEMENTS WITH A NUMBER OF JPMORGAN ENTITIES, PURSUANT TO WHICH IT OWED APPROXIMATELY $340 MILLION IN TOTAL TO JPMORGAN. SICL FUNDS HELD ON ACCOUNT AT J.P. MORGAN MARKETS LIMITED (FORMERLY BEAR STEARNS INTERNATIONAL LIMITED) WERE USED TO PAY DOWN APPROXIMATELY $71 MILLION OF THESE DEBTS, PURSUANT TO THE TERMS OF AN INSTITUTIONAL ACCOUNT AGREEMENT ("IAA") ENTERED INTO IN 2007 BY SICL AND A NUMBER OF BEAR STEARNS ENTITIES AND AFFILIATES. AFTER SICL ENTERED INTO LIQUIDATION PROCEEDINGS IN THE CAYMAN ISLANDS, ITS LIQUIDATORS SOUGHT THE RETURN OF THIS $71 MILLION AND IN 2012 COMMENCED THIS ACTION IN THE NEW YORK SUPREME COURT, SAAD INVESTMENTS COMPANY LIMITED V. JPMORGAN CHASE BANK, N.A., ET AL, INDEX NUMBER 651833 (2012), CLAIMING THAT CERTAIN OF THE JPMORGAN ENTITIES THAT RECEIVED THESE FUNDS WERE NOT "AFFILIATES" OF BEAR STEARNS UNDER THE IAA. THE COMPLAINT ALSO SOUGHT A DECLARATION THAT THE REMAINING SICL FUNDS HELD BY JPMORGAN—NEARLY $180 MILLION—COULD NOT BE USED TO SATISFY SICL'S REMAINING DEBTS TO THE JPMORGAN ENTITIES PURSUANT TO THE IAA. JPMORGAN HAS ASSERTED A COUNTERCLAIM TO THE EFFECT THAT, EVEN IF THE COURT DISALLOWS THE SETOFF UNDER THE IAA, THERE ARE OTHER ASSETS THAT MAY PROPERLY BE APPLIED TO SATISFY SICL'S DEBTS TO THE JPMORGAN ENTITIES. THE MATTER IS CURRENTLY BEING LITIGATED BEFORE JUDGE MELVIN SCHWEITZER IN THE COMMERCIAL DIVISION OF THE SUPREME COURT OF THE STATE OF NEW YORK. DISCOVERY IS ONGOING.

FILED BY: CURICHK

FILED ON: 10/18/2013 9:18:05 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section

9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0229152   JPMORGAN CHASE BANK NATIONAL ASSOCIATION

FIRM FINANCIAL MATTER INFORMATION FILED

MATTER NAME: IN RE FAIRFIELD SENTRY LTD., ET AL.; CASE NO. 10-13164 (BRL) (S.D.N.Y.)

MATTER DETAIL: THE FAIRFIELD FUNDS WERE CREATED AS A MEANS FOR PRIVATE INVESTMENT IN MANAGED ACCOUNTS WITH BERNARD MADOFF INVESTMENT SECURITIES AND WERE AMONG THE SO-CALLED "MADOFF FEEDER FUNDS." ACCORDING TO ONE OF THE COMPLAINTS, THESE FEEDER FUNDS BROUGHT NEW INVESTORS INTO MADOFF'S PONZI SCHEME, ALLOWING MADOFF TO MAKE PAYMENTS TO EARLY INVESTORS AND THEREBY CREATING AND PERPETUATING THE ILLUSION THAT MADOFF WAS ENGAGED IN SUCCESSFUL INVESTMENT STRATEGY AND ACTIVELY TRADING SECURITIES. FROM TIME TO TIME, INVESTORS IN THE FEEDER FUNDS WOULD REDEEM THEIR SHARES IN THE FEEDER FUNDS AND THE FUNDS WOULD MAKE WITHDRAWALS FROM THEIR MADOFF ACCOUNTS TO COVER THOSE REDEMPTIONS. ON OCTOBER 5, 2010, FAIRFIELD ALLEGED THAT BECAUSE THE ASSETS PURPORTEDLY HELD BY MADOFF WERE NON-EXISTENT, THE FUNDS WERE ESSENTIALLY INSOLVENT WHEN THEY MADE THE REDEMPTION PAYMENTS, AND THOSE PAYMENTS WERE MADE BY MISTAKE. THE FUNDS CLAIM THEREFORE THAT THEY ARE ENTITLED TO RECOVER ANY PAYMENTS THEY MADE IN CONNECTION WITH REDEMPTIONS ON THE THEORIES OF MISTAKEN PAYMENT AND UNJUST ENRICHMENT. PURSUANT TO AN AGREEMENT WITH THE FAIRFIELD BANKRUPTCY TRUSTEE, THE LIQUIDATORS OF FAIRFIELD HAVE VOLUNTARILY DISMISSED THEIR ACTION AGAINST J.P. MORGAN SECURITIES PLC WITHOUT PREJUDICE TO REFILING.

FILED BY: CURICHK

FILED ON: 10/18/2013 9:16:26 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR
AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S,
REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update
are true, complete and accurate and that in light of the circumstances
under which the applicant, registrant or sponsor has given them, the
answers and statements in the update are not misleading in any material
respect; certification that the person who electronically files the update on
behalf of the applicant, registrant or sponsor is authorized by the
applicant, registrant or sponsor to file the update on behalf of the
applicant, registrant or sponsor and to make all required certifications and
acknowledgements; and acknowledgement that the applicant, registrant
or sponsor is subject to the imposition of criminal penalties under Section
9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions
made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0229152   JPMORGAN CHASE BANK NATIONAL ASSOCIATION

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: IN THE MATTER OF JPMORGAN CHASE BANK, N.A., JPMORGAN BANK AND TRUST COMPANY, N.A. AND CHASE BANK USA

MATTER DETAIL: IN THE MATTER OF JPMORGAN CHASE BANK, N.A., JPMORGAN BANK AND TRUST COMPANY, N.A. AND CHASE BANK USA, N.A., AA-EC-13-04 ON JANUARY 14, 2013, JPMORGAN CHASE BANK, N.A., JPMORGAN BANK AND TRUST COMPANY, N.A. AND CHASE BANK USA, N.A. (TOGETHER, THE "BANK") CONSENTED TO THE ISSUANCE OF A CEASE AND DESIST ORDER BY THE OFFICE OF THE COMPTROLLER OF THE CURRENCY ("OCC") RELATED TO THEIR OVERALL PROGRAM FOR BANK SECRECY ACT/ANTI-MONEY LAUNDERING ("BSA/AML") COMPLIANCE (THE "OCC ORDER"). THE OCC ORDER INCLUDED VARIOUS FINDINGS, WHICH THE BANK NEITHER ADMITTED NOR DENIED. THE FINDINGS INCLUDED, AMONG OTHER THINGS, THAT (1) THE BANK HAD DEFICIENCIES IN ITS BSA/AML COMPLIANCE PROGRAM THAT RESULTED IN THE FAILURE TO CORRECT A PREVIOUSLY REPORTED PROBLEM AND A PROGRAM VIOLATION UNDER 12 U.S.C. 1818(S) AND 12 C.F.R. § 21.21 (BSA COMPLIANCE PROGRAM) AND VIOLATED 12 C.F.R. 21.11 (SUSPICIOUS ACTIVITY REPORT FILINGS); (2) THE BANK FAILED TO ADOPT AND IMPLEMENT AN ADEQUATE BSA/AML PROGRAM WAS DUE TO AN INADEQUATE SYSTEM OF INTERNAL CONTROLS AND INEFFECTIVE INDEPENDENT TESTING; (3) THE BANK DID NOT DEVELOP ADEQUATE DUE DILIGENCE ON CUSTOMERS IN VIOLATION OF 12 U.S.C. § 1818(S)(3)(B); (4) THE BANK FAILED TO FILE ALL NECESSARY SUSPICIOUS ACTIVITY REPORTS IN VIOLATION OF 12 C.F.R. § 21.11; (5) THE BANK HAD LESS THAN SATISFACTORY RISK ASSESSMENT PROCESSES; (6) THE BANK HAD DEFICIENCIES IN ITS TRANSACTION MONITORING SYSTEMS, RISK MANAGEMENT AND QUALITY ASSURANCE PROGRAMS; AND (7) RELATED INTERNAL CONTROL AND POLICIES AND PROCEDURES DEFICIENCIES EXISTED. THE OCC ORDER REQUIRED THE BANK TO, AMONG OTHER THINGS, (1) ESTABLISH A COMPLIANCE COMMITTEE OF 3 DIRECTORS TO BE IN CHARGE OF COMPLIANCE WITH THE ORDER AND FOR SUBMITTING REPORTS ON ACTIONS TAKEN TO COMPLY, INCLUDING IMPROVEMENTS TO THE BANK'S BSA/AML COMPLIANCE PROGRAM; (2) SUBMIT A COMPREHENSIVE BSA/AML ACTION PLAN TO THE OCC; (3) ENSURE CLEAR LINES OF RESPONSIBILITY WITH RESPECT TO BSA/AML AND OFFICE OF FOREIGN ASSETS CONTROL COMPLIANCE; AND (4) ESTABLISH IMPROVED CUSTOMER DUE DILIGENCE AND SAR REPORTING THROUGH POLICIES, PROCEDURES, AND PROCESSES.

FILED BY: CURICHK

FILED ON: 10/18/2013 9:12:50 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR
AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S,
REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update
are true, complete and accurate and that in light of the circumstances
under which the applicant, registrant or sponsor has given them, the

answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Paperwork Reduction Act Notice and Privacy Act Notice | Disclaimer and Privacy Policy

© 2002-2021 National Futures Association

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0229152   JPMORGAN CHASE BANK NATIONAL ASSOCIATION

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: JPMORGAN CHASE BANK, N.A. FINAL NOTICE FRN 124491

MATTER DETAIL: THIS MATTER PAGE IS AN UPDATE TO A PREVIOUSLY DISCLOSED ITEM AND SHOULD REPLACE THE MATTER PAGE FILED ON 10/15/2013. ON SEPTEMBER 19, 2013, THE U.K.'S FINANCIAL CONDUCT AUTHORITY ("FCA") ISSUED A FINAL NOTICE ("NOTICE") AGAINST JPMORGAN CHASE BANK, N.A. ("BANK") RELATING TO THE CIRCUMSTANCES ARISING FROM THE 2012 LOSSES IN JPMORGAN CHASE & CO.'S CHIEF INVESTMENT OFFICE ("CIO"). THE NOTICE STATES THAT THE BANK BREACHED PRINCIPLES 2, 3, 5, AND 11 OF THE PRINCIPLES FOR BUSINESSES. SPECIFICALLY, THE NOTICE STATED THAT LOSSES IN THE BANK'S SYNTHETIC CREDIT PORTFOLIO ("SCP"), A TRADING PORTFOLIO HOUSED WITHIN THE CIO, OCCURRED AS A RESULT OF A HIGH RISK TRADING STRATEGY, WEAK MANAGEMENT OF THAT TRADING, AND AN INADEQUATE RESPONSE TO IMPORTANT INFORMATION AND THAT IT PAY A FINANCIAL PENALTY OF £137,610,000 (APPROXIMATELY $220 MILLION), WHICH WAS PAID ON SEPTEMBER 25, 2013.

FILED BY: CURICHK

FILED ON: 10/18/2013 8:24:51 AM

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0229152   JPMORGAN CHASE BANK NATIONAL ASSOCIATION

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: IN THE MATTER OF JPMORGAN CHASE BANK, N.A., AA-EC-13-01

MATTER DETAIL: THIS MATTER PAGE IS AN UPDATE TO A PREVIOUSLY DISCLOSED ITEM AND SHOULD REPLACE THE MATTER PAGE FILED ON 10/15/2013. ON JANUARY 14, 2013, JPMORGAN CHASE BANK, N.A. (THE "BANK") CONSENTED TO THE ISSUANCE OF A CEASE AND DESIST ORDER BY THE COMPTROLLER OF THE CURRENCY OF THE UNITED STATES OF AMERICA ("OCC") RELATING TO CERTAIN CREDIT DERIVATIVES TRADING BY THE BANK'S CHIEF INVESTMENT OFFICE ("CIO") ON BEHALF OF THE BANK (THE "ORDER"). THE ORDER INCLUDED VARIOUS FINDINGS, WHICH THE BANK NEITHER ADMITTED NOR DENIED. THE FINDINGS INCLUDED, AMONG OTHER THINGS, THAT (1) THE BANK'S OVERSIGHT AND GOVERNANCE OF THE CREDIT DERIVATIVES TRADING CONDUCTED BY THE CIO WERE INADEQUATE TO PROTECT THE BANK FROM MATERIAL RISKS IN THOSE TRADING STRATEGIES, ACTIVITIES AND POSITIONS; (2) THE BANK'S RISK MANAGEMENT PROCESSES AND PROCEDURES FOR THE CREDIT DERIVATIVES TRADING CONDUCTED BY THE CIO DID NOT PROVIDE AN ADEQUATE FOUNDATION TO IDENTIFY, UNDERSTAND, MEASURE, MONITOR AND CONTROL RISK; (3) THE BANK'S VALUATION CONTROL PROCESSES AND PROCEDURES FOR THE CREDIT DERIVATIVES TRADING CONDUCTED BY THE CIO WERE INSUFFICIENT TO PROVIDE A RIGOROUS AND EFFECTIVE ASSESSMENT OF VALUATION; (4) THE BANK'S INTERNAL AUDIT PROCESSES AND PROCEDURES RELATED TO THE CREDIT DERIVATIVES TRADING CONDUCTED BY THE CIO WERE NOT EFFECTIVE; AND (5) THE BANK'S MODEL RISK MANAGEMENT PRACTICES AND PROCEDURES WERE INADEQUATE TO PROVIDE ADEQUATE CONTROLS OVER CERTAIN OF THE BANK'S MARKET RISK AND PRICE RISK MODELS. THE ORDER REQUIRED THE BANK TO, AMONG OTHER THINGS, (1) ESTABLISH A COMPLIANCE COMMITTEE OF 3 DIRECTORS TO BE IN CHARGE OF COMPLIANCE WITH THE ORDER AND FOR SUBMITTING REPORTS ON ACTIONS TAKEN TO COMPLY; (2) SUBMIT A COMPREHENSIVE ACTION PLAN FOR COMPLIANCE WITH THE ORDER TO THE OCC WHICH WOULD, AMONG OTHER THINGS, ADDRESS THE PLANS FOR ENSURING THAT THE TRADING STRATEGIES, ACTIVITIES AND POSITIONS FOR THE ACCOUNT OF THE BANK ARE CONDUCTED IN A MANNER CONSISTENT WITH SAFE AND SOUND BANKING PRACTICES; (3) SUBMIT A PLAN TO ENSURE APPROPRIATE OVERSIGHT AND GOVERNANCE OF THE COVERED TRADING ACTIVITY; AND (4) SUBMIT AN ACCEPTABLE PLAN TO ENSURE APPROPRIATE RISK MANAGEMENT AND CONTROL FUNCTIONS, APPROPRIATE VALUATION CONTROLS, AND CONTROL OVER THE MARKET RISK AND PRICE RISK MODELS OF THE BANK WITH RESPECT TO THE TRADING ACTIVITY COVERED BY THE ORDER. ON SEPTEMBER 19, 2013, THE OCC ENTERED A CONSENT ORDER AGAINST THE BANK (AA-EC-2013-75) ("PENALTY ORDER") REQUIRED THE BANK TO PAY A CIVIL MONEY PENALTY OF $300 MILLION, WHICH WAS PAID ON SEPTEMBER 19, 2013. ON SEPTEMBER 19, 2013, THE BANK EXECUTED A STIPULATION AND CONSENT TO THE ISSUANCE OF AN ORDER FOR A CIVIL MONEY PENALTY ("STIPULATION") WITH THE OCC RELATING TO THE CIRCUMSTANCES ARISING FROM THE 2012 LOSSES IN CIO. IN THE STIPULATION, THE BANK AGREED TO CONSENT TO THE ENTRY OF THE PENALTY ORDER.

FILED BY: CURICHK

FILED ON: 10/18/2013 8:21:16 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR
AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S,
REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update
are true, complete and accurate and that in light of the circumstances
under which the applicant, registrant or sponsor has given them, the
answers and statements in the update are not misleading in any material
respect; certification that the person who electronically files the update on
behalf of the applicant, registrant or sponsor is authorized by the
applicant, registrant or sponsor to file the update on behalf of the
applicant, registrant or sponsor and to make all required certifications and
acknowledgements; and acknowledgement that the applicant, registrant
or sponsor is subject to the imposition of criminal penalties under Section
9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions
made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0229152   JPMORGAN CHASE BANK NATIONAL ASSOCIATION

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: JP MORGAN CHASE BANK CIO OCC - AA-EC-13-01 JANUARY 14, 2013

MATTER DETAIL: "THE ORDER REQUIRES THE BANK CEASE AND DESIST AND REQUIRES THE BANK'S BOARD OF DIRECTORS("BOARD") TO MAINTAIN A COMPLIANCE COMMITTEE THAT IS RESPONSIBLE FOR MONITORING AND COORDINATING THE BANK'S COMPLIANCE WITH THE ORDER. THE ORDER PROVIDES FOR THE BANK TO: (A) SUBMIT A COMPREHENSIVE ACTION PLAN TO ACHIEVE COMPLIANCE WITH THE ORDER; (B) SUBMIT A WRITTEN PLAN TO ENSURE THE BOARD HAS APPROPRIATE OVERSIGHT AND GOVERNANCE OF COVERED TRADING; (C)SUBMIT A WRITTEN PLAN TO ENSURE APPROPRIATE RISK MANAGEMENT AND CONTROL FUNCTIONS FOR COVERED TRADING; (D) SUBMIT A WRITTEN PLAN TO ENSURE THAT APPROPRIATE VALUATION CONTROLS ARE IN PLACE FOR COVERED TRADING; (E) SUBMIT A WRITTEN PLAN TO ENSURE THAT THE INTERNAL AUDIT PROGRAM ADEQUATELY ADDRESSES COVERED TRADING; (F) SUBMIT A WRITTEN PLAN TO ENSURE APPROPRIATE CONTROL OVER THE MARKET RISK AND PRICE RISK MODELS OF THE BANK; AND (G) SUBMIT PERIODIC WRITTEN PROGRESS REPORTS DETAILING THE FORM AND MANNER OF ALL ACTIONS TAKEN TO SECURE COMPLIANCE WITH THE ORDER. ON SEPTEMBER 19, 2013, THE OCC ENTERED A CONSENT ORDER AGAINST THE BANK (AA-EC-2013-75) ("PENALTY ORDER") REQUIRED THE BANK TO PAY A CIVIL MONEY PENALTY OF $300 MILLION, WHICH WAS PAID ON SEPTEMBER 19, 2013." "THE BANK CONSENTED TO THE ISSUANCE OF THE ORDER, WITHOUT ADMITTING OR DENYING ANY WRONGDOING. THE ORDER WAS ISSUED ON JANUARY 14, 2013, AND MADE THE FINDINGS DESCRIBED ABOVE IN ITEM 7. ON SEPTEMBER 19, 2013, THE BANK EXECUTED A STIPULATION AND CONSENT TO THE ISSUANCE OF AN ORDER FOR A CIVIL MONEY PENALTY ("STIPULATION") WITH THE OCC RELATING TO THE CIRCUMSTANCES ARISING FROM THE 2012 LOSSES IN JPMORGAN CHASE & CO.'S CHIEF INVESTMENT OFFICE ("CIO"). IN THE STIPULATION, THE BANK AGREED TO CONSENT TO THE ENTRY OF THE PENALTY ORDER. THE PENALTY ORDER WAS ISSUED ON SEPTEMBER 19, 2013, AND REQUIRED THE BANK TO PAY A CIVIL MONEY PENALTY."

FILED BY: CURICHK

FILED ON: 10/15/2013 2:12:05 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and

acknowledgements; and acknowledgement that the applicant, registrant
or sponsor is subject to the imposition of criminal penalties under Section
9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions
made in the update.

Paperwork Reduction Act Notice and Privacy Act Notice | Disclaimer and Privacy Policy
© 2002-2021 National Futures Association

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0229152   JPMORGAN CHASE BANK NATIONAL ASSOCIATION

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: JPMORGAN CHASE BANK, N.A. FINAL NOTICE FRN 124491

MATTER DETAIL: "ON SEPTEMBER 19, 2013, THE U.K.'S FINANCIAL CONDUCT AUTHORITY ("FCA") ISSUED A FINAL NOTICE ("NOTICE") AGAINST JPMORGAN CHASE BANK, N.A. ("JPM BANK") RELATING TO THE CIRCUMSTANCES ARISING FROM THE 2012 LOSSES IN JPMORGAN CHASE & CO.'S CHIEF INVESTMENT OFFICE ("CIO"). THE NOTICE STATES THAT JPM BANK BREACHED PRINCIPLES 2, 3, 5, AND 11 OF THE PRINCIPLES FOR BUSINESSES. SPECIFICALLY, THE NOTICE STATED THAT LOSSES IN JPM BANK'S SYNTHETIC CREDIT PORTFOLIO ("SCP"), A TRADING PORTFOLIO HOUSED WITHIN THE CIO, OCCURRED AS A RESULT OF A HIGH RISK TRADING STRATEGY, WEAK MANAGEMENT OF THAT TRADING, AND AN INADEQUATE RESPONSE TO IMPORTANT INFORMATION." "ON SEPTEMBER 19, 2013, THE FCA ISSUED THE NOTICE AGAINST JPM BANK, WHICH MADE THE FINDINGS DESCRIBED ABOVE IN ITEM 7. THE NOTICE FOUND THAT JPM BANK BREACHED PRINCIPLES 2, 3, 5, AND 11 OF THE PRINCIPLES FOR BUSINESSES AND THAT IT PAY A FINANCIAL PENALTY OF £137,610,000 (APPROXIMATELY $220 MILLION), WHICH WAS PAID ON SEPTEMBER 25, 2013."

FILED BY: CURICHK

FILED ON: 10/15/2013 2:05:31 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.